2002 ANNUAL REPORT

VARCO INTERNATIONAL, INC.



Partners for Performance

1-8158



P.E. 12-31-02



PROCESSED
APR 17 2003
THOMSON FINANCIAL

Varco®

CORPORATE PROFILE

Varco International, Inc. has pioneered innovative technologies and services that improve oilfield performance for nearly a century. Varco is an industry leader in manufacturing and supplying advanced drilling equipment and rig instrumentation, oilfield tubular inspections and internal coating techniques, solids control systems and services, composite pipe for oilfield applications, and coiled tubing and pressure control equipment for both land and offshore drilling and production. The Company also provides in-service pipeline inspections, and sells and rents advanced in-line inspection equipment to makers of oil country tubular goods. Varco International has a global presence with operations and products at work across six continents, in over 350 locations in more than 40 countries and every major oilfield market in the world. Varco's common stock is traded on the New York Stock Exchange under the symbol "VRC."

TABLE OF CONTENTS

Consolidated Financial and Operating Highlights 1

Letter to Shareholders 3

Operations Review 7

Financial Review 23

Corporate Information 66

Corporate Directory 67

ON THE COVER: Ken Seyffert, Tom Wittmann and Ghada Lutfi are examples of Varco's Partners for Performance.

Consolidated Financial and Operating Highlights

Years ended December 31, (in thousands, except per share data)	2002	2001	2000	1999	1998
Revenues	$1,335,064	$1,267,809	$866,615	$975,848	$1,307,681
Operating profit	$ 156,065	$ 158,126	$ 60,911	$ 67,348	$ 179,062
Net income	$ 79,807	$ 82,968	$ 21,055	$ 29,809	$ 102,283
Basic earnings per common share	$ 0.83	$ 0.87	$ 0.23	$ 0.33	$ 1.13
Dilutive earnings per common share	$ 0.82	$ 0.86	$ 0.22	$ 0.32	$ 1.09
EBITDA	$ 207,633	$ 221,771	$117,647	$126,168	$ 231,185
Earnings per common share					
before goodwill amortization	$ 0.82	$ 0.97	$ 0.31	$ 0.41	$ 1.18
Depreciation and amortization	$ 59,246	$ 67,900	$ 56,518	$ 57,180	$ 52,972
Capital expenditures	$ 49,377	$ 65,834	$ 45,463	$ 30,729	$ 78,356
Common stockholders' equity	$ 920,282	$ 828,314	$731,983	$694,245	$ 658,441


REVENUES
DOLLARS IN MILLIONS
1,308
976
867
1,268
1,335
98
99
00
01
02
NET INCOME
DOLLARS IN MILLIONS
102.3
29.8
21.1
83.0
79.8
98
99
00
01
02
EARNINGS PER SHARE
DOLLARS
1.09
0.32
0.22
0.86
0.82
98
99
00
01
02
OPERATING PROFIT
PERCENT
13.7
6.9
7.0
12.5
11.7
98
99
00
01
02
EBITDA
PERCENT
17.7
12.9
13.6
17.5
15.6
98
99
00
01
02


RESEARCH & ENGINEERING EXPENSE
DOLLARS IN MILLIONS
47.3
40.1
32.1
46.6
57.1
98
99
00
01
02
TOTAL ASSETS
DOLLARS IN MILLIONS
1,259
1,131
1,077
1,429
1,661
98
99
00
01
02
SHAREHOLDERS' EQUITY
DOLLARS IN MILLIONS
658
694
732
828
920
98
99
00
01
02
RETURN ON AVERAGE EQUITY
PERCENT
16.9
4.4
3.0
10.6
9.1
98
99
00
01
02

To Our Fellow Shareholders



John Lauletta and Joe Winkler

Varco International came together as a team during 2002 to collaborate with our customers and deliver solutions that improve drilling efficiency, safety and reliability. As a result, in 2002 we outperformed market activity.

We strengthened leading positions in all our major product lines. Our balanced exposure to both oilfield service activity and capital equipment sales provided our company with stable cash flows and earnings. We continued our disciplined acquisition program and our organic growth through internal initiatives. We introduced new innovative technologies and expanded our market for existing products. We increased our geographic presence and customer base around the world.

Our 2002 financial performance was solid, despite an eighteen percent decline in the worldwide rig count and overall softer market conditions in the oilfield services business. Varco recorded revenues of $1,335.1 million for the year, up five percent from $1,267.8 million in 2001. Net income for 2002 was $79.8 million or $0.82 per fully diluted share. This compares to net income of $83.0 million or $0.86 per fully diluted share for 2001. Operating profit in 2002 was $156.1 million compared to $158.1 million in 2001.

Strategic acquisitions continued to be a mainstay of Varco's growth, helping us build our franchises while offsetting some of the market's volatility. We pursued those opportunities that enhance Varco's competitive advantages by consolidating our market position or expanding our product and service offerings, while achieving greater economies of scale and operating efficiencies for the benefit of our customers, employees and shareholders.

Highlighting this strategy was our acquisition of ICO's oilfield services business in 2002. This strengthens our Tubular Services franchise and our service and quality leadership position in the market.

We recorded a number of firsts during 2002. Varco's full suite of automated state-of-the-art drilling systems was incorporated into two of the world's most advanced rigs, the *Maersk Innovator* and *XL2*. E-drill™ deployments increased during the year, while our AC Top Drives and Cobra Shakers set sales records. We shipped our first portable Thermal Oil Recovery (THOR™) System and delivered advanced Varco technology for the first automated land rigs, increasing our

"Adding value to Varco's customer relationships was a company-wide focus in 2002. We formed consultative partnerships with our customers, using our expertise and leading-edge technology to develop solutions that meet their specific needs."

presence in the land rig market. We improved customer service across the board, working closely with our customers to identify and solve rig downtime problems as we strengthened our drilling equipment aftermarket business.

Adding value to Varco's customer relationships was a company-wide focus in 2002. We formed consultative partnerships with our customers, using our expertise and leading-edge technology to develop solutions that meet their specific needs. One of the most successful relationship-building strategies we have adopted has been assigning Varco representatives to our top customers. Officing at the customer's site, our account managers facilitate communication and problem resolution between Varco and the customer on a global basis. These hands-on partnerships have resulted in better service for our customers as well as increased sales and market share for Varco.

Another customer service improvement initiative that Varco implemented during the year was the strengthening of our drilling equipment aftermarket business. Besides launching the Company's first electronic processing system to better manage customers' spare parts inventories, we enhanced our support infrastructure to drive cost-efficient service delivery. Consequently, our regional sales inventory has tripled and now includes nearly 9,000 individual spare parts. When our customers need spares, we have them.

Partnering with our customers in each product line to improve oilfield performance has always been a priority for Varco. Anticipating changing EPA regulations for U.S. Gulf Coast drilling waste disposal, for example, Varco was ready with flowline-to-disposal waste management solutions that maximize drilling efficiency, optimize waste disposal and minimize the environmental impact of drilling at rig sites. Varco's solids control business has evolved continuously over the past decade through both internal technology development and growth through acquisition to anticipate and respond to the changing needs of our customers.

We introduced one of the first cuttings drying systems for the Gulf of Mexico, which reduces oil in drill cuttings to below new EPA limits, with a vortex dryer initially used in coal mines to separate water from coal. With our system, customers still can effectively discharge drill cuttings while reusing the extracted oil in the drilling process, saving as much as $5,000 a day per rig.

"We form strong franchises through strategic acquisitions, product and service integration, and innovative product development. Above all, we listen to our customers and stay focused on solving their problems."

In addition, Varco provides much needed cuttings transfer systems for drill cuttings. Many operators with wells within the first three miles offshore transport cuttings to shore for disposal. For other offshore wells where drilling waste can be reinjected into the wellbore, we offer the world's most advanced drill cuttings slurrification and reinjection system, which minimizes staffing needs and exposure to hazardous working environments.

Our evolution in solids control from an equipment manufacturer to a leading provider of solutions and services is just one example of the strong franchises Varco has created in each of its product lines. We form these franchises through strategic acquisitions, product and service integration, and innovative product development. Above all, we listen to our customers and stay focused on solving their problems.

In doing so, we identified a market opportunity which led to the development of the Cobra Shaker. Originally designed for the land rig market, the Cobra Shaker has been so successful that it has become the standard shaker for many major contractors. When customers requested a smaller, high-performance shaker, Varco's sales, marketing, engineering and manufacturing experts came together to develop the Cobra, the most popular shaker in the industry.

Since its launch in 1998, Varco has sold nearly 1,000 Cobra Shakers, and many operators are starting to use them offshore. Demand for the Cobra has led to numerous automated process improvements at our manufacturing plant in Houston that have enhanced operating efficiency, product quality and marketplace delivery speed.

And we're doing our jobs more efficiently in many other areas of the Company as well, continuously improving our processes, services and products. This focus on internal performance has led to the standardization of many Varco products, increased productivity and lower overhead. Realigning the Varco Drilling Equipment group paid off during the year with significant operating margin improvements and increased customer responsiveness.

As we move forward into 2003, Varco is fortunate to have the strong legacy of former CEO George Boyadjieff's leadership to build upon. His unwavering commitment to the industry and his engineering innovations over the past 33 years have been invaluable in making Varco the company it is today. With more than 50 U.S. patents to his credit, George is considered to be the leading developer of surface drilling equipment during the last three decades. In particular,

he is known as the inventor of the Top Drive Drilling System. We deeply appreciate George's many contributions and untiring service to the company and look forward to his continuing advice and counsel.

Varco's new senior management team is committed to continuing this strong product development culture and supporting it with value-added customer services and collaborative partnerships. Each of our product lines has an intensive focus on the customer. Meeting customer needs with consistent quality equipment and services is a company-wide team effort.

Customers have come to depend upon us for critical oilfield solutions. Over the years, Varco innovations have changed the way the industry drills oil and gas wells, dramatically improving drilling productivity, safety and performance. This continued to be the case in 2002 and will not change in the future. We are dedicated to remaining the industry's performance leader and to setting new oilfield standards.

Varco is performance driven. It shows in our ongoing market leadership, product innovation, customer service improvements and bottom-line results. We will keep enhancing our service and technology offerings, strengthening our worldwide infrastructure and expanding the franchises we have formed. We will build upon our leading market positions, global presence and oilfield expertise. We will stay positioned to take advantage of business opportunities through our operating performance.

We are partners in performance with our customers. Helping them do their jobs better in challenging market conditions is what we do best.

Our success is a team effort. On behalf of everyone at Varco, thank you for being part of our team.



John F. Lauletta
President and Chief Executive Officer



Joe Winkler
Executive Vice President and Chief Operating Officer

Improving oilfield performance always has been a Varco priority.

We sharpened our focus on solving customer problems, adding value to our services and strengthening our relationships in 2002. Throughout the year, we collaborated with each other across the Company and with our customers around the world to turn tough challenges into competitive solutions.

These partnerships have led to advancements in technology and integrated services that are increasing rig reliability, reducing downtime, enhancing safety and controlling costs. Some of the breakthrough projects resulting from our team efforts are featured on the following pages.

Any oilfield advancement improves the bottom lines of both Varco and its customers, benefiting everyone. That makes us partners for performance.

Partners *for* Performance >>



<< NORWAY



The *Maersk Innovator* and *XL2* jackup rigs feature a full suite of sophisticated Varco systems, including many industry firsts, that are designed to optimize drilling performance.



Partners *for* Performance >> Maersk Jackups



COMPLETE PRODUCT PACKAGE

Varco engineers from each of our four divisions collaborated with the customer to design two of the world's most advanced jackup rigs, the *Maersk Innovator* and *XL2*, which contain leading-edge equipment from Varco.

Included in Varco's full suite of automated state-of-the-art systems on these North Sea rigs are many industry firsts. Our AC Drawworks hoisting system, one of the most significant improvements in drawworks design during the past three decades, has been configured to 6000 hp – the largest drawworks for a jackup to date. Our unique automated, Internet-enabled TDS-8S AC Top Drive increases rig reliability and drilling performance while reducing costs.

The most sophisticated rig operations control systems in the industry have been installed on the *Maersk Innovator* and *XL2* – our revolutionary e-drill and the Varco Integrated Control and Information System (V-ICIS™).

Mike Montgomery, Electrical Engineer, Systems Integration, and Tom Wittmann, CDS Team Manager.

"The Maersk project truly is a team effort, involving turnkey project management and a complete suite of drilling systems incorporating the latest Varco technology across all our product lines."

David Reid, Marketing & Business Development Vice President
Varco



Collaborating with our customers, Varco provides advanced integrated drilling equipment packages to meet the most challenging drilling conditions like the *Maersk Innovator* faces in the North Sea.

Still the most dramatic advancement in computer-assisted drilling since its introduction six years ago, V-ICIS centralizes monitoring and control of automated drilling rig components in a single console for maximum drilling efficiency and safety.

The *Maersk Innovator* and *XL2* feature the oilfield's first combined coiled tubing unit and drilling system, as well as our Tubular Inventory Management System, both developed by Varco for ultimate efficiency.

We supplied complete automated cuttings handling and solids control systems for the jackups, including our Brandt® VSM-300 with Automated Shaker Control and centrifuge. By introducing the Brandt VSM-300, Varco set a new industry standard in shaker efficiency, safety, flexibility and cost-effectiveness. With Automated Shaker Control, computers can optimize and control our VSM-300s, further improving performance.

The Maersk XL projects are a prime example of Varco's potential to serve a customer's complete needs through team effort and the right technology for today's oilfield challenges.





<< GULF OF MEXICO



Varco's e-drill system responds to customer needs by monitoring and troubleshooting rig equipment remotely, increasing efficiency, reducing costs and maximizing uptime.



Partners *for* Performance >> e-drill

PROACTIVE DOWNTIME MANAGEMENT

Varco's e-drill rig operations control system has pioneered a new method of proactive downtime management and raised the bar for optimum rig performance worldwide.

Since we introduced e-drill in 2000, our Internet-enabled technology has been installed on more than 25 rigs, enabling Varco to help customers more effectively manage rig operations remotely via desktop computers.

E-drill can fix a small issue before it becomes a downtime problem, whether notifying the rig that preventive maintenance needs to be scheduled on the drill floor or quickly troubleshooting problems that occur. Problems that used to take days to resolve can be handled in minutes or even prevented altogether, resulting in greater rig reliability and efficiency.



Duncan Sinclair, e-drill Systems Engineer, and Phil Vollands, Strategic Account Manager.

"In the old days, it could take a technician two days just to travel to the rig and analyze an electronic-related problem. Now, the e-drill system can take a snapshot of a technical problem and a solution can be worked out rather quickly. Varco's e-drill Service Center is a proactive tool for better managing downtime."

Eddy Redd, *Discoverer Deep Seas* Rig Manager
Transocean



Varco experts are on call around the clock at our e-drill Service Center, proactively monitoring rig equipment and resolving problems to minimize downtime exposure.

Our e-drill Service Center in Houston, which opened in 2001, supports e-drill around the clock with customer access to Varco professionals who proactively monitor rig equipment to prevent problems and minimize downtime exposure. If problems do arise, the e-drill Service Center connects our customers to the right Varco experts for rapid response and resolution.

Simple to implement and use, e-drill is a "plug-and-play" system that can be installed in less than one day without any rig downtime or special software. All our customers need is Internet access and automated Varco equipment.

In addition to improving offshore drilling operations for Varco customers, e-drill gives us a competitive advantage in the market. By anticipating the industry's needs for online support, we are leading our peers with continued innovation and customer responsiveness.







<< MIDDLE EAST



The first portable Varco Thermal Oil Recovery (THOR) System, on location in the Middle East, represents our collective best at supplying solutions that improve oilfield performance.



Partners *for* Performance >> THOR



CONTINUOUS TECHNOLOGY IMPROVEMENT

After successfully operating fixed thermal treatment plants in Latin America for several years and saving our customers millions of dollars by recovering valuable oil from drilling waste, Varco developed a portable model that benefits the Company, its customers and the environment.

A team of Varco engineering, manufacturing and technical services personnel from our offices around the world came together to design and manufacture the next generation of our proprietary Thermal Oil Recovery (THOR) System in just seven months. In 2002, the 80-foot long thermal desorption unit, assembled on six custom-built flatbed trailers, was shipped to the customer in the Middle East.

Ken Seyffert, Chief Engineer, and Buddy Stone, Project Engineer.

"Our new portable THOR delivers performance where customers need it around the world, cutting costs, decreasing downtime and benefiting the environment with its versatility and large volume capacity."

Chris Harriman, Brandt International Sales Manager
Varco



Working together as a team, Varco engineering, manufacturing and technical services professionals design the next generation of our proprietary THOR.

Expanding Varco's Solids Control flowline-to-disposal strategy, our portable system has been designed for worldwide versatility and mobility, complying with the most rigorous local environmental regulations while dramatically decreasing downtime and waste removal costs.

THOR uses a patented stainless steel, multiple-shell dryer for efficient heat transfer and vaporization to recover the diesel, mineral oil or synthetic base fluids from drill cuttings and drilling waste. The unit's indirect thermal method recovers hydrocarbons so they can be recycled as fuel, oil-based fluid, or added to a process stream for resale.

Our new system's portability and large processing capacity enable Varco to handle vast waste volumes at the customer's site, avoiding cuttings transportation costs, or at centralized processing plants for multiple clients.

As drilling waste disposal regulations become more stringent worldwide, Varco is ready with innovative solutions that meet customer needs for better performance. Our continuous technology improvements contribute to our growth and to our customers' profitability.





<< NORTH AMERICA



The first completely automated land rigs in the industry, the result of close collaboration between Varco and the customer, are setting drilling records for uptime performance with Varco's advanced technology.



Partners *for* Performance >> FlexRigs™



UPTIME CUSTOMER COLLABORATION

Varco collaborated with one of its customers to create the first automated land rig, simultaneously increasing the Company's market share in the land rig sector. We delivered innovative technology for seventeen of these advanced rigs in 2002, with twelve more to come in 2003. The rigs already are setting drilling records for uptime performance and proving that consultative partnerships pay off.

Involved in designing this third-generation FlexRig, Varco also is providing most of the critical drilling systems as well as advanced equipment to upgrade much of the customer's second-generation fleet. We maintain a 24-hour service center, staffed by our experts, to keep the rigs operating at optimum performance.

Rod Garner, Account Manager, and David Largent, Tech Service Manager.

"H&P and Varco have collaborated to create a new value proposition for the drilling industry – Flex 3."

Alan Orr, Vice President and Chief Engineer
H&P



Varco's innovative AC Drawworks, V-ICIS and AC Top Drive are incorporated into the new FlexRigs to increase drilling efficiency, flexibility and cost-effectiveness.

This project marks the first time that our innovative AC Drawworks and V-ICIS have been incorporated into land rigs. Working with the customer, Varco adapted the automated drawworks and its electronic auto driller for land rig usage. We helped our customer develop a method of integrating our AC Top Drive into the derrick structure, so the rigs can be moved to the next drilling location without incurring additional downtime to remove and reinstall the equipment. The result is more efficient and economical.

Located in North America, these third-generation newbuild rigs are capable of drilling to depths ranging up to 18,000 feet. With this increased drilling flexibility, range and mobility, they are much more efficient than conventional rigs.

This is one example of the incredible performance improvements possible with Varco's advanced technology and close customer collaboration.

TABLE OF CONTENTS

Management's Report of Financial Responsibilities 24

Selected Financial Data 25

Management's Discussion and Analysis of Results of Operations and Financial Condition 26

Report of Independent Auditors 36

Consolidated Balance Sheets 37

Consolidated Statements of Income 38

Consolidated Statements of Common Stockholders' Equity and Comprehensive Income 39

Consolidated Statements of Cash Flows 40

Notes to Consolidated Financial Statements 41

The management of Varco International, Inc. is responsible for the preparation and integrity of the accompanying consolidated financial statements and other financial information contained in this Annual Report. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles and include amounts that are based on management's informed judgments and estimates.

In fulfilling its responsibilities for the integrity of financial information, management maintains and relies on the Company's system of internal control. This system includes a program of financial and operational reviews by a professional corporate staff, internal auditors and the independent auditors. The system is designed to provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with management's authorization and accounting records are reliable as a basis for the preparation of the consolidated financial statements. Management believes that, as of December 31, 2002, the Company's internal control system provides reasonable assurance that material errors or irregularities will be prevented or detected within a timely period, and is cost effective.

The Board of Directors, through its Audit Committee composed solely of non-employee directors, reviews the Company's financial reporting and accounting practices. The Audit Committee recommends to the Board of Directors the selection of independent auditors and reviews their fee arrangements. It meets periodically with the independent auditors and management to review the financial statements of the Company and to review the work of each and the propriety of the discharge of their responsibilities. The internal auditors and independent auditors have full and free access to the Audit Committee, without management present, to discuss auditing and financial reporting matters.



John F. Lauletta
President and Chief Executive Officer



Clay C. Williams
Vice President and Chief Financial Officer

January 30, 2003

The information below is presented in order to highlight significant trends in the Company's results from operations and financial condition.

	Years Ended December 31,				
	2002	2001	2000	1999	1998
	(Dollars in thousands, except ratio and per share data)				
Statement of Income Data:					
Revenue	$1,335,064	$1,267,809	$ 866,615	$ 975,848	$1,307,681
Operating profit(1)	156,065	158,126	60,911	67,348	179,062
Net income(2)	$ 79,807	$ 82,968	$ 21,055	$ 29,809	$ 102,283
Basic earnings per common share(2)	$ 0.83	$ 0.87	$ 0.23	$ 0.33	$ 1.13
Dilutive earnings per common share(2)	$ 0.82	$ 0.86	$ 0.22	$ 0.32	$ 1.09
Other Data:					
Net cash provided by operating activities	$ 101,783	$ 83,995	$ 81,787	$ 119,064	$ 93,949
Cash flows used for investing activities	$ (202,333)	$ (211,126)	$ (64,872)	$ (43,638)	$ (112,909)
Cash flows provided by (used for) financing activities	$ 148,377	$ 173,118	$ (86,718)	$ (29,891)	$ 4,671
Earnings per common share before goodwill amortization	$ 0.82	$ 0.97	$ 0.31	$ 0.41	$ 1.18
EBITDA(3)	$ 207,633	$ 221,771	$ 117,647	$ 126,168	$ 231,185
Ratio of EBITDA to interest expense(4)	8.1x	10.2x	7.7x	6.7x	11.6x
Ratio of earnings to fixed charges(5)	4.7x	5.6x	3.1x	3.0x	7.2x
Depreciation and amortization	$ 59,246	$ 67,900	$ 56,518	$ 57,180	$ 52,972
Capital expenditures	$ 49,377	$ 65,834	$ 45,463	$ 30,729	$ 78,356
Balance Sheet Data (end of period):					
Working capital	$ 529,647	$ 423,602	$ 263,378	$ 310,175	$ 290,398
Total assets	1,661,060	1,429,110	1,076,982	1,131,313	1,259,092
Total debt	467,928	322,614	136,507	233,335	260,692
Common stockholders' equity	920,282	828,314	731,983	694,245	658,441

(1) The 1998 operating profit includes $1.5 million write-off of rental equipment and $0.9 million allowance for abandoned leases and other obligations. Excluding these charges, operating profit was $187.6 million. The 1999 operating profit includes $7.8 million of transaction costs and write-offs associated with the terminated Newpark merger. Excluding these costs, operating profit was $75.2 million. The 2000 operating profit includes $9.7 million of financial advisor fees, $4.3 million of compensation costs, $5.1 million to fully vest employees participating in the Executive Stock Match program, $3.5 million in equipment rationalization charges and $3.9 million of other transaction costs associated with the May 2000 merger between Varco and Tuboscope. Excluding these costs, operating profit was $87.5 million. The 2001 operating profit includes $16.5 million of litigation costs. Excluding these costs, operating profit was $174.6 million. The 2002 operating profit includes $3.7 million associated with the acquisition of substantially all of the oilfield services business of ICO and $2.8 million of severance costs resulting from early termination of employment agreements for several senior executives arising out of the May 2000 merger between Varco and Tuboscope. Excluding these costs, operating profit was $162.6 million.

(2) The Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), effective January 1, 2002. The effects of not amortizing goodwill and other intangible assets in periods prior to the adoption of SFAS 142 would have resulted in net income of $93.4 million, $29.5 million, $38.2 million, and $110.0 million for the years ended December 31, 2001, 2000, 1999, and 1998, respectively; basic earnings per common share of $.98, $.32, $.42, and $1.21 for the years ended December 31, 2001, 2000, 1999, and 1998, respectively; and diluted earnings per common share of $.97, $.31, $.41, and $1.18 for the years ended December 31, 2001, 2000, 1999, and 1998, respectively.

(3) "EBITDA" means earnings before interest, taxes, depreciation, amortization, and extraordinary items and should not be considered as an alternative to net income or any other generally accepted accounting principles measure of performance as an indicator of the Company's operating performance or as a measure of liquidity. The Company believes EBITDA is a widely accepted financial indicator of a company's ability to service debt.

(4) Ratio of EBITDA to interest expense represents an industry ratio that provides an investor with information as to the Company's current ability to meet its interest costs.

(5) For the purpose of this calculation, "earnings" consist of net income (loss) before income taxes, extraordinary items, and fixed charges. "Fixed charges" consist of interest expense and amortization of debt discount and related expenses believed by management to be representative of the interest factor thereon.

GENERAL

Operating Environment Overview

The Company's results are dependent on the level of worldwide oil and gas drilling, well remediation activity, the prices of oil and gas, capital spending by other oilfield service companies and drilling contractors, pipeline maintenance activity, and worldwide oil and gas inventory levels. Key industry indicators for the past three years include the following:

	2002*	2001*	2000*	% 2002 v 2001	% 2001 v 2000
Active Drilling Rigs:					
U.S.	831	1,155	916	(28.1%)	26.1%
Canada	266	342	353	(22.2%)	(3.1%)
International	732	745	652	(1.7%)	14.3%
Worldwide	1,829	2,242	1,921	(18.4%)	16.7%
Active Workover Rigs:					
U.S.	1,010	1,211	1,056	(16.6%)	14.7%
Canada	261	342	342	(23.7%)	—
North America	1,271	1,553	1,398	(18.2%)	11.1%
West Texas Intermediate					
Crude prices (per barrel)	$26.13	$25.93	$30.34	0.8%	(14.5%)
Natural Gas Prices ($/mbtu)	$ 3.35	$ 3.97	$ 4.32	(15.6%)	(8.1%)

* *Averages for the years indicated. The source for rig activity information was Baker Hughes Incorporated ("BHI"), and the source for oil and gas prices was Department of Energy, Energy Information Administration (www.eia.doe.gov).*

The decline in U.S., Canadian, and international rig activity, which began in the fourth quarter of 2001, continued in the first half of 2002 and rig activity remained relatively low throughout 2002 compared to recent years. U.S., Canadian, and international rig activity declined 28.1%, 22.2%, and 1.7% for the full year in 2002 compared to 2001. On a combined basis, worldwide rig activity declined 18.4% in 2002 compared to the prior year average. In addition, North America workover rig activity was down 18.2% in 2002. However, oil prices rose sharply in the second half 2002, resulting in an average price per barrel of West Texas Intermediate Crude of $26.13, an increase of 0.8% over the average for 2001. Natural gas prices were down 15.6% in 2002 compared to 2001, but recorded the strongest quarterly average prices in the fourth quarter of 2002 since the second quarter of 2001. Management believes these contradictory trends of strong commodity prices but weak drilling and workover activity are due to customer concerns and uncertainty about the recovery of the U.S. and world economy and related demand for energy. Rig activity has remained weak due to questions about the sustainability of future oil and gas prices. In addition, oil prices may be reflecting a premium due to the risk of supply disruption due to the war in Iraq.

The Company's total revenue was $1,335.1 million in 2002, an increase of $67.3 million (5.3%) over 2001 revenue of $1,267.8 million. The increase was due to a $91.1 million increase in Drilling Equipment revenue related to several large drilling equipment packages being shipped in 2002, and the estimated incremental impact on revenue (approximately $90.7 million) related to 2001 and 2002 acquisitions. The decline in rig activity had an adverse effect on the Company's services business revenue in 2002 compared to 2001. Excluding the estimated impact from acquisitions, Tubular Services and Drilling Services revenue was down approximately 11% ($40.2 million) and 13% ($41.6 million) in 2002 compared to 2001. In addition, the Company's Coiled Tubing and Wireline business was also negatively impacted by the decline as non-acquisition related revenue was down approximately 12% ($23.7 million) in 2002 compared to 2001.

The Company has executed acquisitions over the past few years as part of its growth strategy. The Company seeks, where possible, to effect consolidation cost savings by integrating acquired businesses with its own. As a consequence, the financial results of acquired businesses may not be separable from the Company's existing businesses, and therefore may not be readily measurable. Accordingly, the impact of acquisitions on the Company's overall financial results are difficult to measure. Where the Company provides estimates of incremental revenue and operating profit from acquired businesses, these estimates are based upon management's judgment.

The following table details the U.S., Canadian, and international rig activity and West Texas Intermediate Oil prices for the three years ended December 31, 2002 on a quarterly basis:

Industry Trends
Rig Counts and Oil Prices



	1Q00	2Q00	3Q00	4Q00	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	3Q02	4Q02
Total Rigs	1,826	1,716	1,988	2,159	2,379	2,240	2,318	2,030	1,931	1,678	1,822	1,883
Canada	480	245	314	375	515	252	320	278	382	147	251	283
US	770	842	980	1,073	1,140	1,237	1,241	1,004	818	806	853	847
International	576	629	694	711	724	751	757	748	731	725	718	753
W. TX Int. ($)	28.82	28.82	31.74	31.98	28.81	27.92	26.62	20.36	21.67	26.24	28.32	28.27

Source: Rig count: Baker Hughes, Inc.
West Texas Intermediate Crude Price: Department of Energy, Energy Information Administration (www.eia.doe.gov).

U.S. rig activity at February 28, 2003 was at 912 rigs drilling, an increase of 5.8% from the December 27, 2002 activity of 862 rigs. The Company believes that current industry projections are forecasting U.S. drilling rig activity to continue to be up slightly in the first half of 2003 compared to the second half of 2002. In addition, 2003 rig activity is expected to be up in both Canada and internationally. Numerous events could significantly alter these projections including the war in Iraq, the acceleration or deceleration of the recovery of the U.S. and world economies, a build up in world oil inventory levels, or numerous other events or circumstances.

RESULTS OF OPERATIONS

Year Ended December 31, 2002 vs Year Ended December 31, 2001

Revenue. Revenue for the year ended December 31, 2002 was $1,335.1 million, an increase of $67.3 million, or 5.3%, from revenue of $1,267.8 million for the year ended December 31, 2001. The increase in revenue was primarily due to acquisitions completed in 2002 and 2001, and the shipment of several large drilling equipment packages in 2002.

The following table summarizes the Company's revenue by operating segment in 2002, 2001, and 2000 (in thousands):

	2002	2001	2000
Drilling Equipment Sales	$ 486,695	$ 395,550	$ 283,360
Tubular Services	355,966	352,624	248,099
Drilling Services	278,617	314,272	250,229
Coiled Tubing & Wireline Products	213,786	205,363	84,927
Total Revenue	$1,335,064	$1,267,809	$866,615

Revenue from the Company's Drilling Equipment Sales in 2002 was $486.7 million, an increase of $91.1 million (23.0%) compared to 2001. The increase was due to the shipment of several major rig projects totaling $99.5 million in 2002 compared to $44.6 million for major projects in 2001. Due to these major projects and to the shipment of other units, the Company shipped a record number of 75 top drives in 2002 compared to 59 top drives in 2001. In addition, 2002 revenue was up approximately $9.2 million due to the Company's September 2001 acquisition of Morinoak International Limited Group (MIL), a manufacturer of derricks, substructures and other structural drilling rig components. New orders for 2002 were $453.3 million compared to $545.9 million for the same period of 2001, while backlog at December 31, 2002 was $218.1 million compared to $251.5 million at December 31, 2001. The decline in orders and backlog was reflective of the lower market activity in 2002 compared to 2001. In accordance with industry practice, orders and commitments generally are cancelable by customers at any time.

Revenue from the Company's Tubular Services was $356.0 million in 2002, an increase of $3.3 million (0.9%) over 2001 results. Acquisitions for 2002 and 2001 resulted in an estimated incremental increase in revenue of approximately $43.5 million in 2002 compared to 2001. The largest acquisition was ICO's oilfield services business on September 6, 2002. Excluding the impact from these acquisitions, Tubular Services revenue would have declined $40.2 million (11%) in 2002 compared to 2001. The major reason for the non acquisition decline was lower rig activity in the U.S., which was down 28.1% in 2002 compared to 2001. This resulted in a decrease of $28.0 million (25.3%) in U.S. inspection and coating revenue (excluding the impact from acquisitions). In addition, lower rig activity resulted in a $15.3 million decline in revenue from the Company's fiberglass and composite pipe operations in 2002 compared to 2001 (excluding the estimated impact of $7.7 million in revenue from acquisitions).

Revenue from the Company's Drilling Services was $278.6 million in 2002, a decrease of $35.7 million (11%) compared to 2001 results. Excluding the estimated impact from 2001 acquisitions, revenue would have been down $41.6 million (13%) in 2002. The decline was mainly due to a $10.3 million decline in North America Solids Control revenue and a $24.8 million decline in Latin America revenue. The decline in North America Solids Control revenue was due to a 26.7% drop in North America rig activity. Lower Latin America revenue was concentrated primarily in Venezuela and Argentina as a result of economic and political troubles in those countries. In addition, the Company's Instrumentation revenue decreased $12.3 million in 2002 due to the decrease in worldwide drilling activity, primarily in North America.

Coiled Tubing and Wireline Products revenue was $213.8 million in 2002, an increase of $8.4 million in 2002 compared to 2001. The increase was due to the acquisition of three companies in 2001, which contributed estimated incremental revenue of approximately $32.1 million in 2002 compared to 2001. Excluding the estimated impact of these acquisitions, Coiled Tubing and Wireline Products revenue would have decreased $23.7 million (12%) in 2002 compared to 2001. The lower market activity resulted in lower revenue in the Company's Coiled Tubing related products. Coiled Tubing and Wireline Products backlog at December 31, 2002 was $49.1 million, a decline of $6.8 million (12%) compared to December 31, 2001 further reflecting the declining market activity in 2002. However, sequentially from the third quarter of 2002, backlog increased $8.2 million (20%) due to the recent increase in market activity discussed above.

Gross Profit. Gross profit was $383.0 million (28.7% of revenue) in 2002 compared to $373.5 million (29.5% of revenue) in 2001. The increase in gross profit dollars was due to no amortization of goodwill in 2002 compared to $10.5 million of goodwill amortization in 2001. The Company applied SFAS 142, the new rule on accounting for goodwill and other intangible assets, in the first

quarter of 2002. See Note 2 of Notes to the Consolidated Financial Statements for further discussion. Excluding the impact of goodwill amortization, gross profit would have been $384.0 million (30.3% of revenue) in 2001. Excluding the impact of goodwill amortization, gross profit percents declined due to lower revenue from the Company's higher margin services business segments (Tubular Services and Drilling Services – see discussion above).

Selling, General, and Administrative Costs. Selling, general, and administrative costs were $163.4 million in 2002, an increase of $11.1 million (7%) over 2001 costs of $152.3 million. The increase was due primarily to the acquisitions in 2002 and 2001. In addition, the Company's insurance costs and fringe benefit costs were also greater in 2002 than 2001. As a percent of revenue, selling, general, and administrative costs were 12.2% of revenue in 2002 compared to 12.0% of revenue in 2001.

Research and Engineering Costs. Research and engineering costs were $57.1 million in 2002, an increase of $10.4 million (22%) compared to 2001 results. The increase was primarily due to greater costs in the Drilling Equipment Sales group and the acquisitions completed in 2002 and 2001.

Merger, Transaction, and Litigation Costs. Merger, transaction, and litigation costs were $6.5 million and $16.5 million for December 31, 2002 and 2001, respectively. The 2002 costs consisted of two components; $3.7 million of transaction costs associated with the acquisition of substantially all of the oilfield services business of ICO (see Note 3 of Notes to Unaudited Consolidated Financial Statements) and $2.8 million of severance costs resulting from early termination of employment agreements for several senior executives arising out of the May 2000 merger between Varco and Tuboscope. During the second quarter of 2001, the Company engaged in a court ordered mediation and as a result recorded a $16.5 million charge concerning a patent litigation matter, which has been settled.

Operating Profit. Operating profit was $156.1 million for 2002 compared to $158.1 million for 2001. Excluding merger, transaction, and litigation costs, operating profit was $162.6 million (12.2% of revenue) for 2002 compared to $174.6 million (13.8% of revenue) for 2001. The decrease in operating profit and margin was due to an unfavorable product mix and generally weaker oil and gas market conditions, in 2002 compared to 2001 as discussed in detail above.

Interest Expense. Interest expense was $25.6 million in 2002 compared to $21.8 million in 2001. The increase in interest expense was due to greater average outstanding debt balances as a result of the $200.0 million Senior Notes issued in May 2001 and the $150.0 million Senior Notes issued in November 2002.

Other Expense (Income). Other expense includes interest income, foreign exchange losses and gains, and other expense (income). Net other expense was $7.7 million in 2002 compared to $4.3 million in 2001. The increase in other expense in 2002 was primarily due to greater foreign exchange losses. The losses occurred in the third quarter of 2002 due mostly to foreign exchange losses in Venezuela, the second quarter of 2002 due mostly to the weakening of the U.S. dollar against the euro dollar and UK pound sterling, and the first quarter 2002 due mostly to foreign exchange losses in Argentina as a result of the devaluation of the Argentina peso in the first quarter of 2002.

Provision for Income Taxes. The Company recorded a tax provision of $43.0 million (35.0% of pre-tax income) and $49.1 million (37.2% of pre-tax income) for the years ended December 31, 2002 and 2001, respectively. The 2001 tax provision was higher than the domestic tax rate of 35% due to deductions not allowed under domestic and foreign jurisdictions related to merger and transaction costs, and goodwill amortization and to foreign earnings subject to tax rates differing from domestic rates.

Net Income. Net income was $79.8 million and $83.0 million for 2002 and 2001, respectively. The decrease in net income was due to the factors discussed above.

Year Ended December 31, 2001 vs Year Ended December 31, 2000

Revenue. Revenue for the year ended December 31, 2001 was $1,267.8 million, an increase of $401.2 million, or 46.3%, from revenue of $866.6 million for the year December 31, 2000. There were three main factors related to the increase in revenue: the worldwide increase in rig activity (especially in the U.S.); 15 acquisitions completed in 2001 and two acquisitions completed in December 2000; and the 2001 shipment of several large drilling equipment orders which were originally ordered in 2000. U.S. Inspection, Coating, and Solids Control revenue was up $38.6 million in 2001 primarily as a result of the 26% increase in U.S. rig activity in 2001 over 2000 discussed above. Management believes that acquisitions completed in 2001 and December 2000 contributed approximately $162.2 million of the increase. In addition, the shipment of approximately $44.6 million of major product shipment in 2001 contributed further to the increase. Additional increases are discussed in further detail below by product line.

Revenue from the Company's Drilling Equipment Sales in 2001 was $395.6 million, an increase of $112.2 million (39.6%) compared to 2000. This increase was due primarily to the 2001 shipment of several large orders placed in 2000. The 2001 results included $27.9 million of revenue related to the projects for Maersk (Hyundai Heavy Industries). In addition, 2001 results included a record year for shipment of top drive systems, as 59 were shipped. New orders for 2001 were $545.9 million, an increase of $230.2 million (72.9%) over 2000. Backlog at December 31, 2001 for the Drilling Equipment Sales group was $251.5 million, an increase of 185.5% over December 31, 2000 backlog of $88.1 million. The increase in orders and backlog was due to an increase in 2001 drilling activity, the receipt of several large rig orders, and a record number of orders for top drive systems. However, backlog at December 31, 2001 was actually down from backlog at September 30, 2001 of $274.3 million (8.3%). The recent decline in backlog was reflective of the declining market activity in the fourth quarter of 2001. In accordance with industry practice, orders and commitments generally are cancelable by customers at any time.

Revenue from the Company's Tubular Services was $352.6 million in 2001, an increase of $104.5 million (42.1%) over 2000 results. U.S. inspection and coating revenue increased $25.4 million (30%) over 2000 results due to increased U.S. rig activity. Also, the Company's Eastern Hemisphere inspection and coating revenue increased by $13.7 million due to the increase in international activity. In addition, this segment's fiberglass tubular operations revenue was up $59.7 million due to greater activity levels and the impact of acquisitions completed late in 2000 and in July of 2001. Revenue from the Company's pipeline inspection operation increased by $6.7 million due to greater demand for pipeline inspection in the U.S.

Drilling Services revenue was $314.3 million in 2001, an increase of $64.0 million (25.6%) over 2000 results. U.S. Solids Control revenue increased $13.2 million (43%) in 2001 compared to 2000 due to a strong U.S. market. In addition, the Company benefited from strong markets and revenue growth in Latin America (up $10.4 million) and the Eastern Hemisphere (up $33.8 million). Also, the Company's instrumentation business increased $20.4 primarily due to two acquisitions in Canada in 2001.

Coiled Tubing and Wireline Products revenue was $205.4 million in 2001, an increase of $120.4 million (141.8%) over 2000 results. The increase was mainly due to the 2001 acquisitions of four Coiled Tubing and Wireline Products companies and greater sales of coiled tubing units and pressure control equipment. The 2001 acquisitions included Quality Tubing (January 2001), Bradon Industries Ltd. (March 2001), Albin's Enterprises, Inc. (May 2001), and Elmar Services Ltd. (August 2001). Management estimates that these four acquisitions contributed approximately $74.0 million of revenue in 2001 with Quality Tubing contributing approximately $42.8 million of revenue in 2001. The remaining $46.4 million increase was due primarily to greater sales of coiled tubing units and pressure control equipment in 2001 compared to 2000. Backlog for this segment was at $55.9 million at December 31, 2001 compared to $61.2 million at December 31, 2000, a decline of 8.7% and an additional indication of the recent decline in the market.

Gross Profit. Gross profit was $373.5 million (29.5% of revenue) in 2001 compared to $239.6 million (27.6% of revenue) in 2000. The increase in gross profit dollars was due to the greater revenue in 2001 discussed above. The increase in gross profit percentages was due to strong operating leverage in Tubular Services, Drilling Services, and Coiled Tubing and Wireline Products. These strong operating leverages more than offset lower margins from the Drilling Equipment Sales group which was caused by higher engineering costs on certain large sales of drilling equipment units in 2001.

Selling, General, and Administrative Costs. Selling, general, and administrative costs were $152.3 million in 2001, an increase of $32.3 million (27%) over 2000 costs of $119.9 million. Approximately $16.6 million of the increase was due to the 15 acquisitions completed in 2001 and two acquisitions in December 2000. The remaining $15.7 million increase was due primarily to the non-acquisition related growth in revenue in 2001 over 2000. As a percent of revenue, selling, general, and administrative costs were 12.0% of revenue in 2001 compared to 13.8% of revenue in 2000.

Research and Engineering Costs. Research and engineering costs was $46.6 million in 2001, an increase of $14.5 million (45%) compared to 2000 results. Management estimates that the 15 acquisitions completed in 2001 and two acquisitions completed in December 2000 represented $1.2 million of the increase. The majority of the remaining increase was due primarily to greater costs in the Drilling Equipment Sales group.

Merger, Transaction, and Litigation Costs. Merger, transaction, and litigation costs were $16.5 million and $26.6 million for the years ended December 31, 2001 and 2000, respectively. During the second quarter of 2001, the Company engaged in a court ordered mediation and as a result recorded a $16.5 million charge concerning a patent litigation matter, which has subsequently been settled. The 2000 merger and transaction costs included financial advisor fees, full vesting of executive stock matching awards and employment retirement benefits, equipment rationalization write-offs, certain costs related to employment contracts, legal, accounting, and printing costs associated with the Merger.

Operating Profit. Operating profit was $158.1 million for 2001 compared to $60.9 million for 2000. Excluding merger, transaction, and litigation costs, operating profit as a percentage of revenue was 13.8% in 2001 compared to 10.1% in 2000. The improvement in both operating profit dollars and percentages was due to greater revenue and a favorable product mix in 2001 compared to 2000.

Interest Expense. Interest expense was $21.8 million in 2001 compared to $15.3 million in 2000. The increase in interest expense was due to greater average outstanding debt balances as a result of the $200.0 million Senior Notes issued in the second quarter of 2001.

Other Expense (Income). Other expense includes interest income, foreign exchange losses and gains, and other expense (income). Net other expense was $4.3 million in 2001 compared to other income of $0.2 million in 2000. The increase in other expense was due mainly to the permanent impairment of an investment and lower interest income related to less excess cash on hand in 2001 than 2000.

Provision for Income Taxes. The Company recorded a tax provision of $49.1 million (37.2% of pre-tax income) and $24.8 million (54.1% of pre-tax income) for the years ended December 31, 2001 and 2000, respectively. These tax provisions were higher than the domestic tax rate of 35%, due to deductions not allowed under domestic and foreign jurisdictions related to merger and transaction costs, and goodwill amortization and to foreign earnings subject to tax rates differing from domestic rates.

Net Income. Net income was $83.0 million and $21.1 million for 2001 and 2000, respectively. The increase in net income was due to the factors discussed above.

FINANCIAL CONDITION AND LIQUIDITY

At December 31, 2002, the Company had cash and cash equivalents of $106.0 million, and total debt of $467.9 million. At December 31, 2001 cash and cash equivalents were $57.5 million, and total debt was $322.6 million. The increase in total debt in 2002 was primarily associated with the acquisition of the ICO oilfield services business for approximately $137.6 million. The Company's outstanding debt at December 31, 2002 consisted of $201.4 million of 7 1/4% Senior Notes due 2011, $149.2 million of 5 1/2% Senior Notes due 2012, $99.3 million of 7 1/2% Senior Notes due 2008, and other debt of $18.0 million.

For the fiscal year ended December 31, 2002, cash provided by operating activities was $102.8 million compared to $84.0 million for 2001. Cash was provided by operations primarily through net income of $79.8 million plus non-cash charges of $76.5 million. In addition, cash was provided by a decrease in accounts receivable of $35.4 million and prepaid expenses of $3.2 million. These items were offset by an increase in inventory of $54.0 million, a decrease in accounts payable and accrued liabilities of $23.0 million and a decrease in income taxes payable of $16.0 million. The decrease in accounts receivable was due to an improvement in the collection of outstanding receivables as days sales outstanding declined from 86.9 days at December 31, 2001 to 84.1 days at December 31, 2002. In addition, fourth quarter 2001 revenue was $362.2 million compared to $354.0 million in the fourth quarter of 2002. The increase in inventory was primarily in the Drilling Equipment operations and was related to a management decision to maintain greater stock inventory levels of spare parts inventory for Drilling Equipment customers in order to reduce cycle times. The decrease in accounts payable and accrued liabilities was due to lower customer deposits at December 31, 2002 than December 31, 2001 and lower payables associated with services operations in the fourth quarter of 2002 compared to the fourth quarter of 2001. The decrease in income taxes payable was due to less pre-tax income in the fourth quarter of 2002 than the fourth quarter of 2001, and 2002 cash tax payments.

For the fiscal year ended December 31, 2002, cash used for investing activities was $202.3 million compared to $211.1 for the same period of 2001. The Company used approximately $152.4 million of cash for seven acquisitions during 2002. See Note 3 of Notes to the Consolidated Financial Statements. Capital spending of $49.4 million was primarily related to rental equipment for the Company's Solids Control operations and Top Drive businesses, and the construction of a coating plant in the Far East.

For the fiscal year ended December 31, 2002, the Company generated $148.4 million of cash from financing activities compared to cash generated from financing activities in 2001 of $173.1 million. Cash generated consisted of net borrowings of $139.2 million (primarily from the issuance of $150.0 million of Senior Notes described in Note 8 to Notes to the Financial Statements) and proceeds from the sale of stock of $9.5 million.

On January 30, 2002 the Company entered into a new credit agreement with a syndicate of banks that provided up to $125.0 million of funds under a revolving credit facility and $5 million under a bilateral letter of credit facility with a separate bank. The agreement was amended on September 5, 2002 with the available revolving funds increased to $150.0 million. The facility expires on January 30, 2005. The facility is secured by guarantees of material U.S. subsidiaries. The interest rate on the borrowed portion of the revolver is based on the Company's rating by S&P and Moody's, which at the time of the agreement resulted in an interest rate of Libor + 0.625% or the prime rate. Commitment fees range from 0.1% to 0.25% depending on the Company rating. At December 31, 2002, there was $146.9 million of funds available under the revolving credit facility and $3.7 million of funds available under the bilateral letter of credit facility, with $3.1 million and $1.3 million being used for letters of credit, respectively.

The Company believes that its December 31, 2002 cash and cash equivalents, its outstanding credit facility, and cash flow from operations will be sufficient to meet its capital expenditures and its operating cash needs for the foreseeable future.

A summary of the Company's outstanding contractual obligations at December 31, 2002 is as follows (in thousands):

	Payments Due by Period				
	Total	Less than 1 Year	2-3 Years	4-5 years	After 5 years
Total Debt	$467,928	$ 7,045	$ 7,426	$ 3,429	$450,028
Operating Leases	87,799	23,341	28,705	13,681	22,072
Total contractual obligations	$555,727	$30,386	$36,131	$17,110	$472,100
Standby Letters of Credit	$ 22,877	$12,112	$10,765	$ —	$ —

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing the financial statements, we make assumptions, estimates and judgments that affect the amounts reported. We periodically evaluate our estimates and judgments related to bad debts and inventory obsolescence; impairments of long-lived assets, including goodwill and our reserves for product warranty claims. Note 2 to the consolidated financial statements contains the accounting policies governing each of these matters. Our estimates are based on historical experience and on our future expectations that we believe are reasonable; the combination of these factors forms the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results are likely to differ from our current estimates and those differences may be material.

Reserves for bad debts are determined on a specific identification basis when we believe that the required payment of specific amounts owed to us is not probable. A substantial portion of the Company's revenues come from international oil companies, international oilfield service companies, and government-owned or government-controlled oil companies. Therefore, the Company has significant receivables in many foreign jurisdictions. If worldwide oil and gas drilling activity or changes in economic conditions in foreign jurisdictions deteriorate, our customers may be unable to repay these receivables, and additional allowances could be required.

Reserves for inventory obsolescence are determined based on our historical usage of inventory on-hand as well as our future expectations related to requirements to provide spare parts for our substantial installed base and new products. Changes in worldwide oil and gas drilling activity and the development of new technologies associated with the drilling industry could require the Company to record additional allowances to reduce the value of inventory to the lower of its cost or net realizable value.

Accruals for warranty claims are provided based on historical experience at the time of sale. Product warranties generally cover periods from one to three years. Our accruals for warranty claims are affected by the size of our installed base of products currently under warranty, as well as new products delivered to the market. If actual experience proves different from historical estimates, changes to the Company's provision rates may be required.

Long-lived assets, which include property and equipment, goodwill, and identified intangible assets comprise a significant amount of the Company's total assets. The Company makes judgments and estimates in conjunction with the carrying value of these assets, including amounts to be capitalized, depreciation and amortization methods and useful lives. Additionally, the carrying values of these assets are reviewed for impairment periodically or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. This requires the Company to make long-term forecasts of its future revenues and costs related to the assets

subject to review. These forecasts require assumptions about demand for the Company's products and services, future market conditions and technological developments. Significant and unanticipated changes to these assumptions or the intended use of these assets could require a provision for impairment in a future period.

☐ FACTORS AFFECTING FUTURE OPERATING RESULTS

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The forward looking statements are those that do not state historical facts and are inherently subject to risk and uncertainties. The forward-looking statements contained herein are based on current expectations and entail various risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements. Such risks and uncertainties are set forth below.

The oil and gas industry in which the Company participates historically has experienced significant volatility. Demand for the Company's services and products depends primarily upon the number of oil and gas wells being drilled, the depth and drilling conditions of such wells, the volume of production, the number of well completions, the capital expenditures of other oilfield service companies and drilling contractors, the level of pipeline construction and maintenance expenditures, and the level of workover activity. Drilling and workover activity can fluctuate significantly in a short period of time, particularly in the United States and Canada.

The willingness of oil and gas operators to make capital expenditures for the exploration and production of oil and natural gas will continue to be influenced by numerous factors over which the Company has no control, including the prevailing and expected market prices for oil and natural gas. Such prices are impacted by, among other factors, the ability of the members of the Organization of Petroleum Exporting Countries ("OPEC") to maintain price stability through voluntary production limits, the level of production of non-OPEC countries, worldwide demand for oil and gas, general economic and political conditions, costs of exploration and production, availability of new leases and concessions, and governmental regulations regarding, among other things, environmental protection, taxation, price controls and product allocations. In addition, the war in Iraq may have an impact on market prices for oil and natural gas. No assurance can be given as to the level of future oil and gas industry activity or demand for the Company's services and products.

The Company's foreign operations, which include significant operations in Canada, Europe, the Far East, the Middle East and Latin America, are subject to the risks normally associated with conducting business in foreign countries, including uncertain political and economic environments, which may limit or disrupt markets, restrict the movement of funds or result in the deprivation of contract rights or the taking of property without fair compensation. Government-owned petroleum companies located in some of the countries in which the Company operates have adopted policies (or are subject to governmental policies) giving preference to the purchase of goods and services from companies that are majority-owned by local nationals. As a result of such policies, the Company relies on joint ventures, license arrangements and other business combinations with local nationals in these countries. In addition, political considerations may disrupt the commercial relationship between the Company and such government-owned petroleum companies. Although the Company has from time to time experienced problems arising from political instability, nationalistic policies, economic instability, or currency restrictions such problems have not been material to the Company's financial results. However, there can be no assurance that such problems will not be material in the future, including as a result of the war in Iraq and political instability in Venezuela.

The Company's solids control, inspection and coating services routinely involve the handling of waste materials, some of which may be considered to be hazardous wastes. The Company is subject to numerous local, state and federal laws and regulations concerning the containment and disposal of materials, pursuant to which the Company has been required to incur compliance and clean-up costs, which were not substantial in 2002, 2001, and 2000. Compliance with environmental laws and regulations due to currently unknown circumstances or developments, however, could result in substantial costs and have a material adverse effect on the Company's results of operations and financial condition.

A significant portion of the Company's recent growth in revenues and profitability has been the result of its aggressive acquisition program. The Company's future operating results will be impacted by the Company's ability to identify additional attractive acquisition opportunities, consummate such acquisitions on favorable terms and successfully integrate the operations of the acquired businesses with those of the Company.

QUANTITATIVE & QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company does not believe it has a material exposure to capital market risk. The Company has historically managed its exposure to interest changes by using a combination of fixed rate debt, variable rate debt, and, occasionally, interest rate swap and collar agreements in its total debt portfolio. As of December 31, 2002, the Company had no interest rate swap or collar agreements outstanding. At December 31, 2002, the Company had $467.9 million of outstanding debt. Fixed rate debt included $201.4 million of Senior Notes at a fixed rate of 7 1/4%, $149.2 million of Senior Notes at a fixed interest rate of 5 1/2%, and $99.3 million of Senior Notes at a fixed interest rate of 7 1/2%. With respect to foreign currency fluctuations, the Company primarily uses natural hedges to minimize the effect of rate fluctuations. When natural hedges are not sufficient, generally it is the Company's policy to enter into forward foreign exchange contracts to hedge significant transactions for periods consistent with the underlying risk. The Company had no forward foreign exchange contracts outstanding at December 31, 2002. The Company does not enter into foreign currency or interest rate transactions for speculative purposes.

Because the Company operates in virtually every oil and gas exploration and production region in the world, it conducts a portion of its business in currencies other than the U.S. dollar. The functional currency for some of the Company's international operations is the applicable local currency. Although some of the Company's international revenues are denominated in the local currency, the effects of foreign currency fluctuations are partly mitigated because local expenses of such foreign operations are also generally denominated in the same currency. During the years ended December 31, 2002, 2001 and 2000 the Company reported foreign currency losses (gains) of $5,201,000, ($71,000), and $1,134,000, respectively. The losses were primarily due to exchange rate fluctuations related to receivable and payable balances denominated in currencies other than the functional currency.

Assets and liabilities of those foreign subsidiaries are translated using the exchange rates in effect at the balance sheet date, resulting in translation adjustments that are reflected in accumulated other comprehensive loss in the common stockholders' equity section of the Company's balance sheet. The Company recorded currency translation losses of $840,000, $2,094,000, and $6,311,000 during the years ended December 31, 2002, 2001, and 2000 related to these translations.

THE BOARD OF DIRECTORS AND STOCKHOLDERS

Varco International, Inc.

We have audited the accompanying consolidated balance sheets of Varco International, Inc. as of December 31, 2002 and 2001 and the related consolidated statements of income, common stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Varco International, Inc. at December 31, 2002 and 2001, and the consolidated results of its income and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, in 2002, the Company changed its method of accounting for goodwill and other intangible assets.

ERNST & YOUNG LLP

Houston, Texas
January 30, 2003

	December 31,	
	2002	2001
	(in thousands)	
Assets		
Current assets:		
Cash and cash equivalents	$ 105,997	$ 57,499
Accounts receivable, net	323,456	342,036
Inventory, net	279,958	229,678
Deferred tax assets	15,727	6,618
Prepaid expenses and other	22,840	27,374
Total current assets	747,978	663,205
Property and equipment, net	450,131	400,416
Identified intangibles, net	32,918	30,722
Goodwill, net	418,659	325,135
Other assets, net	11,374	9,632
Total assets	$1,661,060	$1,429,110
Liabilities and Equity		
Current liabilities:		
Accounts payable	$ 90,604	$ 102,559
Accrued liabilities	111,430	102,315
Income taxes payable	9,252	27,652
Current portion of long-term debt and short-term borrowings	7,045	7,077
Total current liabilities	218,331	239,603
Long-term debt	460,883	315,537
Pension liabilities and post-retirement obligations	24,899	25,834
Deferred taxes payable	35,252	18,604
Other liabilities	1,413	1,218
Total liabilities	740,778	600,796
Common stockholders' equity:		
Common stock, $.01 par value, 200,000,000 shares authorized, 98,416,012 shares issued and 96,991,312 shares outstanding at December 31, 2002 (97,402,339 shares issued and 95,977,639 shares outstanding at December 31, 2001)	984	974
Paid in capital	525,782	514,137
Retained earnings	427,355	347,548
Accumulated other comprehensive loss	(18,509)	(19,015)
Less: treasury stock at cost (1,424,700 shares)	(15,330)	(15,330)
Total common stockholders' equity	920,282	828,314
Total liabilities and equity	$1,661,060	$1,429,110

See accompanying notes.

	Years Ended December 31,		
	2002	2001	2000
	(in thousands, except per share data)		
Revenue:			
Sales	$ 810,749	$ 751,284	$ 463,556
Services and rentals	524,315	516,525	403,059
Total	1,335,064	1,267,809	866,615
Cost and expenses:			
Cost of sales	499,960	488,558	296,955
Cost of services and rentals	452,097	395,257	321,647
Amortization of goodwill	—	10,457	8,444
Selling, general and administrative	163,383	152,276	119,942
Research and engineering costs	57,072	46,635	32,146
Merger, transaction, and litigation costs	6,487	16,500	26,570
Total	1,178,999	1,109,683	805,704
Operating profit	156,065	158,126	60,911
Other expense (income):			
Interest expense	25,608	21,776	15,282
Interest income	(860)	(2,145)	(3,374)
Foreign exchange loss (gain)	5,201	(71)	1,134
Other	3,337	6,471	2,022
Income before income taxes	122,779	132,095	45,847
Provision for income taxes	42,972	49,127	24,792
Net income	$ 79,807	$ 82,968	$ 21,055
Earnings per common share:			
Basic earnings per common share	$ 0.83	$ 0.87	$ 0.23
Dilutive earnings per common share	$ 0.82	$ 0.86	$ 0.22
Weighted average number of common shares outstanding:			
Basic	96,629	95,733	92,774
Dilutive	97,431	96,675	95,356

See accompanying notes.

	Shares Outstanding	Common Stock $.01 Par Value	Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Treasury Stock	Total Common Stockholders' Equity
				(in thousands)			
Balance at December 31, 1999	91,178	$926	$ 475,734	$ 243,525	$ (10,610)	$ (15,330)	$ 694,245
2000 Comprehensive income:							
Net income	—	—	—	21,055	—	—	21,055
Foreign currency translation adjustment	—	—	—	—	(6,311)	—	(6,311)
2000 Comprehensive income	—	—	—	21,055	(6,311)	—	14,744
Common stock issued	1,297	13	12,212	—	—	—	12,225
Common stock issued executive match program	323	3	6,428	—	—	—	6,431
Conversion of stock warrants	2,023	20	(20)	—	—	—	—
Tax benefit of options exercised	—	—	4,338	—	—	—	4,338
Balance at December 31, 2000	94,821	962	498,692	264,580	(16,921)	(15,330)	731,983
2001 Comprehensive income:							
Net income	—	—	—	82,968	—	—	82,968
Foreign currency translation adjustment	—	—	—	—	(2,094)	—	(2,094)
2001 Comprehensive income	—	—	—	82,968	(2,094)	—	80,874
Common stock issued	1,101	11	10,806	—	—	—	10,817
Common stock issued in exchange for convertible debt	56	1	833	—	—	—	834
Tax benefit of options exercised	—	—	3,806	—	—	—	3,806
Balance at December 31, 2001	95,978	974	514,137	347,548	(19,015)	(15,330)	828,314
2002 Comprehensive income:							
Net income	—	—	—	79,807	—	—	79,807
Foreign currency translation adjustment	—	—	—	—	(840)	—	(840)
Gain from interest rate contract	—	—	—	—	1,346	—	1,346
2002 Comprehensive income	—	—	—	79,807	506	—	80,313
Common stock issued	1,002	10	9,533	—	—	—	9,543
Common stock issued in exchange for convertible debt	11	—	167	—	—	—	167
Tax benefit of options exercised	—	—	1,945	—	—	—	1,945
Balance at December 31, 2002	96,991	$984	$ 525,782	$ 427,355	$ (18,509)	$ (15,330)	$ 920,282

See accompanying notes.

	Years Ended December 31,		
	2002	2001	2000
		(in thousands)	
Cash flows from operating activities:			
Net income	$ 79,807	$ 82,968	$ 21,055
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	59,246	67,900	56,518
Non-cash merger and transaction costs	—	—	12,101
Provision for losses on accounts receivable	2,894	6,326	4,895
Provision for losses on inventory	7,702	9,507	5,772
Provision (benefit) for deferred taxes	7,219	(8,146)	5,826
Write off investments	—	1,986	—
Stock compensation	—	—	2,176
Other non-cash charges	(607)	408	(352)
Changes in current assets and liabilities, net of effects from acquisitions:			
Accounts receivable	35,358	(51,872)	(15,904)
Inventory	(54,032)	(60,914)	(9,852)
Prepaid expenses and other assets	3,150	(9,520)	481
Accounts payable, accrued liabilities and other	(22,984)	19,954	(6,552)
Income taxes payable	(15,970)	25,398	5,623
Net cash provided by operating activities	101,783	83,995	81,787
Cash flows used for investing activities:			
Capital expenditures	(49,377)	(65,834)	(45,463)
Proceeds from the sale of fixed assets	—	461	2,094
Business acquisitions, net of cash acquired	(152,363)	(145,953)	(21,685)
Other	(593)	200	182
Net cash used for investing activities	(202,333)	(211,126)	(64,872)
Cash flows provided by (used for) financing activities:			
Borrowings under financing agreements, net	239,388	302,600	16,953
Principal payments under financing agreements	(100,168)	(137,832)	(113,720)
Debt issue costs	(1,732)	(1,782)	—
Proceeds from interest rate contract	1,346	—	—
Proceeds from sale of common stock, net	9,543	10,132	10,049
Net cash provided by (used for) financing activities	148,377	173,118	(86,718)
Effect of exchange rate changes on cash	671	(664)	(1,138)
Net increase (decrease) in cash and cash equivalents	48,498	45,323	(70,941)
Cash and cash equivalents:			
Beginning of period	57,499	12,176	83,117
End of period	$ 105,997	$ 57,499	$ 12,176
Supplemental disclosure of cash information:			
Cash paid during the year for:			
Interest	$ 24,826	$ 19,350	$ 17,473
Taxes	$ 52,753	$ 31,740	$ 12,643

See accompanying notes.

1. BASIS OF PRESENTATION

Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

Nature of Business and Risk Factors

The Company provides highly engineered drilling and well-servicing equipment, products and services to the world's oil and gas industry. The Company operates in four principal business segments: Drilling Equipment Sales, Tubular Services, Drilling Services and Coiled Tubing and Wireline Products. A more detailed description of products and services is provided in Note 12 *Business Segments and Foreign Operations*.

The Company's overall results depend largely on the level of worldwide oil drilling and production activity, the prices of oil and gas, the level of capital investments by other oilfield service firms, and worldwide oil and gas inventory levels. Demand for the Company's Drilling Equipment Sales is largely dependent on the level of offshore drilling activity and on capital investment by drilling contractors. Demand for the Company's Tubular Services is based on the relatively low cost of its services compared to the costs to a customer of a failure or interruption in service. Demand for the Company's Drilling Services is due to the reduction of drilling costs in land and offshore drilling operations, and its ability to help minimize the environmental impact of drilling operations. Demand for the Company's Coiled Tubing & Wireline equipment is due to the economic benefits Coiled Tubing equipment provides in oil and gas workover operations versus conventional techniques, including reduced service time, and the continuous production of the well.

The Company operates in over 40 countries around the world. Its revenues are geographically located in North America (50%), Latin America (10%), Europe, Africa, and the Middle East (29%), and the Far East (11%). As a result of its international presence, the Company's operations are subject to the risks normally associated with conducting businesses in foreign countries, including uncertain political and economic environments, which may limit or disrupt markets, restrict the movement of funds or result in the deprivation of contract rights or the taking of property without compensation. In addition, the Company has significant customer concentrations in the Middle East, Latin America and the Far East whose spending can be volatile based on oil price changes, the political environment and delays in the government budget. Adverse changes in individual circumstances can have a significant negative impact on the financial performance of the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company's products and services are generally sold based upon purchase orders or contracts with the customer that include fixed or determinable prices and that do not include right of return or other similar provisions or other significant post delivery obligations. The Company records revenue at the time its manufacturing process is complete, the customer has been provided with all proper inspection and other required documentation, title and risk of loss has passed to the customer and when collectibility is reasonably assured. The Company also recognizes revenue on bill-and-hold transactions where the product has been completed and is ready to be shipped, however at the customer's request, the Company is storing the product on the customers' behalf for a brief period of time, typically less than one year. Customer advances or deposits are deferred and recognized as revenue when the Company has completed all of its performance obligations related to the sale. The Company also recognizes revenue as services are performed. The amounts billed for shipping and handling costs are included in revenue and related costs are included in costs of sales.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Financial Instruments and Concentrations of Credit Risk

The carrying amounts of financial instruments including cash and cash equivalents, short-term investments, accounts receivable and accounts payable approximated fair value because of the relatively short maturity of these instruments. The carrying value of debt approximated fair values as of December 31, 2002 and 2001 except for the Company's $100,000,000 7 1/2% Senior Notes due 2008, and $200,000,000 7 1/4% Senior Notes due 2011. Based on information provided by a national brokerage company, the $100 million Senior Notes were valued at $111,146,000 and $103,030,000 at December 31, 2002 and 2001, and the $200 million Senior Notes were valued at $211,601,000 and $199,960,000 at December 31, 2002 and 2001. The fair value of the $150,000,000 5 1/2% Senior Notes approximates its carrying value at December 31, 2002. The fair value of other financial instruments approximate their carrying value at December 31, 2002.

Substantially all of the Company's accounts receivable are due from customers in the oil and gas industry, both in the United States and internationally. The Company performs periodic credit evaluations of its customers and generally does not require collateral. In certain circumstances, the Company requires letters of credit to further insure credit worthiness.

Reserve for bad debts are determined on a specific identification basis when we believe that the required payment of specific amounts owed to us is not probable. Accounts receivable are net of allowances for doubtful accounts of approximately $11,558,000 and $11,517,000 at December 31, 2002 and 2001, respectively.

Inventory

Inventories are stated at the lower of cost or market. The Company determines the cost of inventories using the last-in, first-out ("LIFO") method for certain of its Drilling Equipment Sales inventory (representing 12% of total inventory) and the weighted average method for other inventory. Reserves for inventory obsolescence are determined based on our historical usage of inventory on-hand as well as our future expectations related to our substantial installed base and the development of new products. Inventory is net of our reserve of excess and obsolete inventory of approximately $28,993,000 and $31,028,000 at December 31, 2002 and 2001, respectively.

Property and equipment

Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives for financial reporting purposes and generally by the accelerated or modified accelerated costs recovery systems for income tax reporting purposes. Estimated useful lives are 30 years for buildings and 5-12 years for machinery and equipment. The cost of repairs and maintenance is charged to income as incurred. Major repairs and improvements are capitalized and depreciated over the remaining useful life of the asset. The depreciation of fixed assets recorded under capital lease agreements is included in depreciation expense. Property and equipment depreciation expense was $54,889,000, 53,781,000, and $44,789,000 for the years ended December 31, 2002, 2001, and 2000, respectively.

Goodwill and Identified intangibles

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, *"Business Combinations"* (SFAS 141), and No. 142, *"Goodwill and Other Intangible Assets"* (SFAS 142), effective for fiscal years beginning after December 15, 2001. Under SFAS 141 all business combinations initiated after June 30, 2001 were accounted for under the purchase method of accounting. Under SFAS 142, intangible assets deemed to have indefinite lives (including goodwill) will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Accordingly, the Company did not amortize any goodwill purchased after June 30, 2001. Other intangible assets will continue to be amortized over their useful lives.

Identified intangibles with determinable lives are being amortized on a straight-line basis, over estimated useful lives between 5 and 40 years, and are presented net of accumulated amortization of approximately $30,202,000 and

$26,369,000 at December 31, 2002 and 2001, respectively. Identified intangibles consist primarily of technology, patents, trademarks, license agreements, existing service contracts and covenants not to compete. Amortization expense of identified intangibles for the next five years is estimated to be $12,600,000.

Goodwill represents the excess of the purchase price over the fair market value of the net assets acquired. Prior to the adoption of SFAS 142, such excess costs were being amortized on a straight-line basis over lives ranging from 10-40 years depending on the estimated economic life. Accumulated amortization at December 31, 2002 and 2001 was approximately $55,361,000.

The effects of not amortizing goodwill and other intangible assets in periods prior to adoption of SFAS 142 follows (in thousands except per share data):

	Years Ended December 31,	
	2001	2000
Net income as reported	$82,968	$21,055
Add: Amortization of goodwill	10,457	8,444
Net income as adjusted	$93,425	$29,499
Basic earnings per common share as reported	$ 0.87	$ 0.23
Add: Amortization of goodwill	.11	.09
Basic earnings per common share as adjusted	$ 0.98	$ 0.32
Diluted earnings per common share as reported	$ 0.86	$ 0.22
Add: Amortization of goodwill	.11	.09
Diluted earnings per common share as adjusted	$ 0.97	$ 0.31

On at least an annual basis, the Company assesses whether goodwill is impaired. The annual impairment tests are performed at the beginning of the fourth quarter of each year. If it is determined that goodwill is impaired, that impairment is measured based on the amount by which the book value of goodwill exceeds its implied fair value. The implied fair value of goodwill is determined by deducting the fair value of a reporting unit's identifiable assets and liabilities from the fair value of that reporting unit as a whole. Additional impairment assessments may be performed on an interim basis if the Company encounters events or changes in circumstances that would indicate that, more likely than not, the carrying amount of goodwill has been impaired. Fair value of the reporting units is determined based on internal management estimates.

Impairment of Long-Lived Assets

Effective January 1, 2002, the Company adopted SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS 144 superceded SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". The adoption of SFAS 144 had no effect on the Company's results of operations. Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The net carrying value of assets not recoverable is reduced to fair value if lower than carrying value. In determining the fair market value of the assets, the Company considers market trends and recent transactions involving sales of similar assets, or when not available, discounted cash flow analysis. Long-lived assets expected to be disposed of, including excess equipment and production facilities held for sale, are stated at their estimated fair value less costs to sell.

Warranty Accruals

Accruals for warranty claims are provided based on historical experience at the time of sale. Product warranties generally cover periods from one to three years. Our accruals for warranty claims are affected by the size of our installed base of products currently under warranty, as well as new products delivered to the market.

Environmental Liabilities

When environmental assessments or remediations are probable and the costs can be reasonable estimated, remediation liabilities are recorded on an undiscounted basis and are adjusted as further information develops or circumstances change.

Income taxes

The liability method is used to account for income taxes. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to amounts which are more likely than not to be realized. The provision for income taxes is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Derivative financial instruments

The Company records all derivative financial instruments at their fair value in our consolidated balance sheet. All derivative financial instruments the Company holds are designated as cash flow hedges and are highly effective in offsetting movements in the underlying risks. Accordingly, gains and losses from changes in the fair value of derivative financial instruments are deferred and recognized in earnings as the underlying transactions occur. Because the derivative financial instruments are so closely related to the underlying transactions, hedge ineffectiveness is insignificant.

Foreign exchange rates

Revenue and expenses for foreign operations have been translated into U.S. dollars using average exchange rates and reflect currency exchange gains and losses resulting from transactions conducted in other than functional currencies.

The assets and liabilities of certain foreign subsidiaries are translated at current exchange rates and the related translation adjustments are recorded directly in stockholders' equity. For subsidiaries which operate in countries which have highly inflationary economies, certain assets are translated at historical exchange rates and all translation adjustments are reflected in the statements of income.

Stock based compensation

The Company accounts for stock option grants to employees in accordance with the intrinsic value method.

Earnings per common share

Basic earnings per common share is computed by dividing net income by the weighted-average number of common shares outstanding for the period. The Company's diluted earnings per common share is calculated by adjusting net income for after-tax interest expense on convertible debt and dividing that number by the weighted average number of common shares outstanding plus shares which would be assumed outstanding after conversion of convertible debt, vested stock options and outstanding stock warrants under the treasury stock method.

The following table sets forth the computation of basic and dilutive earnings per share (net income in thousands):

	Years Ended December 31,		
	2002	2001	2000
Numerator:			
Net income	$ 79,807	$ 82,968	$ 21,055
Denominator:			
Basic – weighted average common shares outstanding	96,629	95,733	92,774
Dilutive effect of:			
Employee stock options	802	898	1,411
Stock Warrants	—	—	1,010
Executive Stock Match Program	—	—	83
Convertible Note	—	44	78
Dilutive outstanding shares	97,431	96,675	95,356
Basic earnings per share	$ 0.83	$ 0.87	$ 0.23
Dilutive earnings per share	$ 0.82	$ 0.86	$ 0.22

Use of estimates in the preparation of financial statements

The consolidated financial statements and related notes, which have been prepared in conformity with generally accepted accounting principles, require the use of management estimates. Actual results could differ from these estimates.

Reclassification

Certain amounts in the 2001 and 2000 financial statements have been reclassified to conform with current year classifications.

New Accounting Standards

In August 2001, the Financial Accounting Standards Board issued statement of Financial Accounting Standard No 143, "Accounting for Asset Retirement Obligations," (SFAS 143). SFAS 143 requires a company to recognize a liability associated with a legal obligation to retire or remove any tangible long-lived assets. The new statement is effective beginning in 2003 and the Company is currently evaluating if it will have a material impact on its financial position or results of operations.

In July 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146) which addresses financial accounting and reporting costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit An Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. If the Company had early adopted statement SFAS 146, it would not have affected the Company's accounting for restructuring activities which occurred in 2002.

3. ACQUISITIONS

Fiscal 2002

On September 6, 2002, the Company acquired substantially all of ICO Inc.'s oilfield services business for approximately $138,630,000 including cash of $136,240,000 and accrued payables of $2,390,000. The acquisition of ICO's oilfield services business further solidified the Company's worldwide leadership position in the oilfield inspection and coating markets. The combination of the Company's and ICO's business is expected to create operating efficiencies and reduce costs through operational integration. ICO's oilfield services business provides inspection, coating and reconditioning of drill pipe, tubing, casing and sucker rods used in oil and gas operations. Additionally, it sells and rents equipment and supplies used in the inspection of tubular goods and sucker rods. Under the purchase agreement, the Company acquired the assets of ICO's oilfield services business in the U.S., Mexico, Southeast Asia and Europe and the stock of ICO's Canadian operating subsidiary. The Company incurred transaction costs of approximately $3,658,000 related primarily to the write off of duplicate facilities as a result of the ICO acquisition.

The Company also completed six other acquisitions in 2002 for an aggregate purchase price of $15,036,000 including cash of $13,736,000 and notes payable of $1,300,000. These acquisitions included:

- A & A Tubular Inspection Inc., a California provider of inspection and reclamation of oilfield tubular goods and sucker rods.
- Environmental Rig Solutions, a Texas based provider of equipment to enhance waste management on customer well sites.
- Marr Associates Pipeline Integrity, Ltd., a Canada based provider of integrity and data management, and direct assessment services to the Pipeline industry.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition of the 2002 acquisitions (in thousands):

	ICO	All Other Acquisitions	Total
Current assets	$ 23,201	$ 2,165	$ 25,366
Property, plant and equipment	46,910	3,756	50,666
Intangible assets	—	4,406	4,406
Goodwill	86,425	5,920	92,345
Other assets	702	2,038	2,740
Total assets acquired	157,238	18,285	175,523
Current liabilities	17,444	2,393	19,837
Long term debt	2,926	750	3,676
Other liabilities	628	20	648
Total liabilities	20,998	3,163	24,161
Net assets acquired	$ 136,240	$ 15,122	$ 151,362

Goodwill allocated to business segments in 2002 was $90,296,000 for Tubular Services and $2,049,000 for Drilling Services.

Fiscal 2001

In January, 2001, the Company acquired Quality Tubing Inc., a manufacturer of coiled tubing which is used in conjunction with specialized equipment manufactured by the Company to remediate and drill oil and gas wells, for an aggregate cash purchase price of approximately $55,020,000. This acquisition complements Varco's comprehensive offering of coiled tubing technology, combining coiled tubing with the equipment required to run it.

The Company also completed fourteen additional acquisitions for an aggregate purchase price of $99,044,000 consisting of cash of $90,397,000 and notes and accrued payables of $8,647,000. These acquisitions included:

- Chimo Equipment Ltd., a Canadian provider of rig instrumentation equipment and services.
- Albin's Enterprises Inc., an Oklahoma based designer, manufacturer, rebuilder, and refurbisher of high-pressure nitrogen pumping units and related equipment.
- Fibercast, an Oklahoma based fiberglass tubing manufacturer.
- Elmar Services Limited, an Aberdeen based designer and manufacturer of wireline pressure control equipment for servicing oil and gas wells.
- Morinoak International Limited, a supplier of derricks, substructures and structural drilling rig components based in England.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition of the 2001 acquisitions (in thousands):

	Quality Tubing	All Other Acquisitions	Total
Current assets	$ 15,377	$41,200	$ 56,577
Property, plant and equipment	8,049	33,494	41,543
Intangible assets	146	7,398	7,544
Goodwill	40,639	57,228	97,867
Total assets acquired	64,211	139,320	203,531
Current liabilities	7,291	32,948	40,239
Long term debt	1,107	10,711	11,818
Other liabilities	793	2,680	3,473
Total liabilities	9,191	46,339	55,530
Net assets acquired	$ 55,020	$92,981	$ 148,001

The following table summarizes goodwill additions for 2001 acquisitions by business segment (in thousands):

	2001
Drilling Equipment Sales	$ 10,118
Tubular Services	651
Drilling Services	11,923
Coiled Tubing & Wireline Products	75,175
Total goodwill	$ 97,867

Fiscal 2000

The Company completed three acquisitions for an aggregate purchase price of $24,106,000 consisting of cash of $21,685,000 and accrued cash payments of $2,421,000.

Each of the acquisitions were accounted for using the purchase method of accounting and, accordingly, the results of operations of each business is included in the consolidated results of operations from the date of acquisition. A summary of the acquisitions follows (in thousands):

	2002	2001	2000
Fair value of assets acquired	$ 176,343	$ 201,483	$ 26,045
Cash paid	(152,363)	(145,953)	(21,685)
Liabilities assumed and debt issued	$ 23,980	$ 55,530	$ 4,360
Excess purchase price over fair value of assets acquired	$ 92,345	$ 97,867	$ 5,175

Other

Cash paid in 2002 and 2001 includes $2,388,000 and $536,000 for 2001 and 2000 acquisitions, respectively.

The following unaudited pro forma information presents a summary of the consolidated results of operations of the Company as if these acquisitions had occurred at the beginning of 2001. The pro forma information includes certain adjustments which give effect to amortization of goodwill, interest expense on acquisition debt and other adjustments, together with related income tax effects. The pro forma financial information is not necessarily indicative of the results of operations as they would have been had the transactions been effected at the beginning of 2001.

	2002	2001
Revenue	$ 1,411,266	$ 1,463,543
Net income	$ 81,343	$ 87,240
Dilutive earnings per common share	$ 0.83	$ 0.90

4. INVENTORY

At December 31, inventories consist of the following (in thousands):

	2002	2001
Raw materials	$ 83,660	$ 89,477
Work in progress	65,192	56,785
Finished goods	170,640	127,659
Inventory reserves including LIFO reserves	(39,534)	(44,243)
Inventory, net	$ 279,958	$ 229,678

5. PROPERTY, PLANT AND EQUIPMENT

At December 31, property, plant, and equipment consist of the following (in thousands):

	2002	2001
Land and buildings	$ 172,196	$ 138,330
Operating equipment	379,295	353,548
Rental equipment	230,890	198,169
	782,381	690,047
Less accumulated depreciation	(332,250)	(289,631)
	$ 450,131	$ 400,416

6. ACCRUED LIABILITIES

At December 31, accrued liabilities consist of the following (in thousands):

	2002	2001
Compensation	$ 38,249	$ 26,279
Warranty	9,368	8,037
Interest	6,439	6,674
Taxes (non income)	7,387	7,666
Insurance	11,989	8,211
Other	37,998	45,448
	$ 111,430	$ 102,315

7. INCOME TAXES

The components of income before income taxes consist of the following (in thousands):

	2002	2001	2000
U.S.	$ 62,373	$ 59,866	$ 8,390
Foreign	60,406	72,229	37,457
	$ 122,779	$ 132,095	$ 45,847

Such income is inclusive of various intercorporate eliminations of income or expense items, such as royalties, interest and similar items that are taxable or deductible in the respective locations. Such income is also inclusive of export sales by U.S. locations. Therefore, the relationship of domestic and foreign taxes to reported U.S. and foreign income is not representative of actual effective tax rates.

The provision (benefit) for income taxes consists of the following at December 31 (in thousands):

	2002	2001	2000
Current provision:			
U.S.	$ 17,609	$ 27,809	$ 3,346
Foreign	18,144	29,464	15,612
Total current provision	35,753	57,273	18,958
Deferred provision (benefit):			
U.S.	3,012	(3,162)	5,045
Foreign	4,207	(4,984)	789
Total deferred provision (benefit)	7,219	(8,146)	5,834
Total provision	$ 42,972	$ 49,127	$ 24,792

The reconciliation of the expected to the computed tax provision (benefit) is as follows at December 31 (in thousands):

	2002	2001	2000
Tax expense at federal statutory rate	$ 42,972	$ 46,232	$ 16,046
Incremental effect of foreign operations	2,991	4,446	1,892
Nondeductible goodwill amortization and merger related costs	—	1,621	8,906
State income taxes, net of federal benefit	163	—	488
FSC benefit	(3,705)	(3,490)	(940)
Change in valuation allowance	—	—	(271)
Other, net	551	318	(1,329)
	$ 42,972	$ 49,127	$ 24,792

Significant components of the Company's deferred tax liabilities and assets as of December 31, are as follows (in thousands):

	2002	2001
Gross deferred tax assets:		
Receivables	$ 2,547	$ 1,492
U.S. and foreign net operating losses	2,228	1,708
Accrued liabilities and other reserves	3,613	2,565
Inventory reserves and intercompany profit elimination	14,524	8,019
Tax credit carry forwards	—	6,576
Post retirement benefit obligation	2,428	5,099
Subtotal gross deferred tax assets	25,340	25,459
Valuation allowance	(1,975)	(913)
Net deferred tax assets	23,365	24,546
Gross deferred tax liabilities:		
Property and equipment	35,339	26,606
Intangible assets	1,051	2,615
Reserve for unremitted foreign earnings	6,500	6,500
All other	—	811
Gross deferred tax liabilities	42,890	36,532
Total net deferred tax liability	$ 19,525	$ 11,986

The total net deferred tax liability at December 31, 2002 is comprised of $15,727,000 of net current tax assets and $35,252,000 net noncurrent deferred tax liabilities.

The Company has made provision for additional taxes on the anticipated repatriation of certain earnings from its foreign subsidiaries. Undistributed earnings of its foreign subsidiaries in excess of the amount already provided is considered permanently reinvested. It is not practical to determine the amount of federal income taxes, if any, that might become due in the event that the balance of such earnings were to be distributed.

At December 31, 2002 the Company has approximately $7,893,000 of foreign net operating loss carryforwards, the majority of which have a three year life. The Company has a valuation allowance of $1,975,000 against these net operating losses as the Company believes that the corresponding deferred tax asset may not be fully realizable.

The Company is currently engaged in tax audits and appeals in various tax jurisdictions. The years covered by each audit or appeal vary considerably among legal entities. Assessments, if any, are not expected to have a material adverse effect on the financial statements.

8. LONG-TERM DEBT

At December 31, long-term debt consists of the following (in thousands):

	2002	2001
$200,000 Senior Notes, interest at 7.25% payable semiannually, principal due on May 1, 2011	$ 201,361	$ 201,524
$100,000 Senior Notes, interest at 7.5% payable semiannually, principal due on February 15, 2008	99,263	99,118
$150,000 Senior Notes, interest at 5.5% payable semiannually, principal due on November 19, 2012	149,215	—
Other	18,089	21,972
Total debt	467,928	322,614
Less: Current maturities	7,045	7,077
Long-term debt	$ 460,883	$ 315,537

Principal payments of long-term debt for years subsequent to 2003 are as follows (in thousands):

2004	$ 5,564
2005	1,862
2006	1,373
2007	2,056
Thereafter	450,028
	$ 460,883

Senior Notes

On February 25, 1998, the Company issued $100,000,000 of 7 1/2% Senior Notes due 2008 ("2008 Notes").On May 1, 2001, the Company issued $200,000,000 7 1/4% Senior Notes due 2011 ("2011 Notes"). On November 19, 2002, the Company issued $150,000,000 of 5.5% Senior Notes due 2012 ("2012 Notes"). The 2008 Notes, 2011 Notes, and 2012 Notes are fully and unconditionally guaranteed, on a joint and several basis, by certain wholly-owned subsidiaries of the Company (collectively "Guarantor Subsidiaries" and individually "Guarantor"). Each of the guarantees is an unsecured obligation of the Guarantor and ranks *pari passu* with the guarantees provided by and the obligations of such Guarantor Subsidiaries under the credit agreement and with all existing and future unsecured indebtedness of such Guarantor for borrowed money that is not, by its terms, expressly subordinated in right of payment to such guarantee.

New Revolver Facility

On January 30, 2002, the Company entered into a new credit agreement with a syndicate of banks that provided up to $125.0 million of funds under a revolving credit facility. The credit facility was later expanded to $150.0 million. The facility expires on January 30, 2005. The facility is secured by guarantees of material U.S. subsidiaries. The interest rate on the borrowed portion of the revolver is based on the Company's rating by S&P and Moody's which at the time of the agreement resulted in an interest rate of LIBOR + 0.625% or the prime rate. Commitment fees range from 0.1% to 0.25% depending on the Company rating.

Other

Based upon information obtained from a national brokerage company at December 31, 2002, the fair value of the 2008 Notes was approximately $111,146,000, and the fair value of the 2011 Notes was approximately $211,601,000. The fair value of the 2012 Notes is undeterminable at December 31, 2002, as they were unregistered securities. A registration statement was filed on December 23, 2002 for the exchange of unregistered 2012 Notes for registered 2012 Notes. The carrying value of the Company's other debt, approximates its fair value. Other debt includes $3,371,459 in promissory notes due to former owners of businesses acquired who remain employed by the Company.

At December 31, 2002, the Company had outstanding letters of credit of $22,877,473.

9. RETIREMENT AND OTHER BENEFIT PLANS

During the periods reported, substantially all the Company's U.S. employees were covered by defined contribution retirement plans. The Company also has a deferred compensation plan for its highly compensated employees to permit retirement contributions in excess of the statutory limits. Employees may voluntarily contribute up to 25% of compensation, as defined, to these plans. The participants' contributions were matched by the Company up to a maximum of 4% of compensation. Under these plans, Company contributions were approximately $5,094,086, $5,014,378, and $4,721,000, in 2002, 2001, and 2000, respectively.

For certain executives, the Company has a supplemental defined benefits plan providing retirement and death benefits. The plan is unfunded and the net pension liability was $6,963,538 and $6,211,550 at December 31, 2002 and 2001, respectively. All participants became fully vested with full service credit until age 65. In 2001, the plan was amended to include current executive officers of the Company. Expense under the plan was $766,836, $430,294, and $1,949,000 in 2002, 2001, and 2000, respectively. For certain former employees who retired prior to December 31, 1993, healthcare and life insurance benefits are provided through insurance companies. In 2001, the plan was amended to cover current executive officers of the Company upon their retirement.

The assumed weighted-average annual rate of increase in the per capita cost of covered benefits is 11.0% for 2002 and is assumed to decrease gradually to 5.0% for 2008 and remain at that level thereafter. The health care cost trend rate

assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 2002, by $1,205,056 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 2002 by $77,000.

The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 6.75% at December 31, 2002 and 7.25% at December 31, 2001.

Net periodic postretirement benefit cost includes the following components (in thousands):

	2002	2001	2000
Interest cost	$ 763	$ 701	$ 733
Amortization of transition obligation	763	763	763
Amortization of gain	(363)	(485)	(471)
	$ 1,163	$ 979	$ 1,025

The following table sets forth the change in benefit obligation of the Company's unfunded postretirement benefit plan (in thousands):

	2002	2001
Benefit obligation at beginning of year	$ 11,011	$ 10,134
Interest cost	763	701
Benefits paid	(429)	(932)
Actuarial loss (gain)	532	1,108
Benefit obligation at end of year	$ 11,877	$ 11,011
Funded status	$ 11,877	$ 11,011
Unrecognized actuarial gain	3,668	4,564
Unrecognized transition obligation	(7,617)	(8,380)
Accrued postretirement benefit obligation	$ 7,928	$ 7,195

The Company has two defined benefit pension plans covering substantially all full-time employees in Germany. Plan benefits are based on years of service and employee compensation for the last three years of service. The plans are unfunded and benefit payments are made directly by the Company. Pension expense includes the following components for the fiscal years ending December 31 (in thousands):

	2002	2001	2000
Service cost	$ 263	$ 204	$ 186
Interest cost	689	567	529
Net amortization	(162)	(350)	(352)
Pension expense	$ 790	$ 421	$ 363

The following table sets forth the amounts recognized in the Company's consolidated balance sheets and reconciles the projected benefit obligation from the beginning of the year to the end of the year (in thousands):

	2002	2001
Projected benefit obligation at beginning of year	$ 8,105	$ 7,543
Service cost	263	204
Interest cost	689	567
Benefits paid	(257)	(211)
Change in discount rates	411	—
Exchange rate change	988	2
Projected benefit obligation at the end of the year	10,199	8,105
Unrecognized net gain (loss)	(370)	203
Pension liability	$ 9,829	$ 8,308

The rate of increase in future compensation levels used in determining the projected benefit obligations was 2% for December 31, 2002, 2001, and 2000. The discount rate was 6.75% for December 31, 2002, and 7% for December 31, 2001 and 2000.

10. COMMON STOCKHOLDERS' EQUITY

In 2000, the Board of Directors and stockholders approved an amendment to the amended and restated 1996 Equity Participation Plan increasing the number of authorized shares of common stock to be granted to officers, key employees of the Company, and non-employee members of the Board of Directors from 3,450,000 to 7,650,000 shares. Options granted under the plan to key employees are generally exercisable in installments over three years starting one year from the date of grant and expire ten years from the date of grant. Options granted under the plan to non-employee members of the Board of Directors are exercisable in installments over four year periods starting one year from the date of grant and expire ten years from the date of grant. Options outstanding under acquired plans will maintain the terms under which the options were granted. These terms allow options granted to key employees and non-employee directors to be exercisable in installments from one to five years starting one year from the date of grant and expire ten years from the date of grant.

The following summarizes options activity:

	Years Ended December 31,		
	2002	2001	2000
Shares under option at beginning of year	4,733,869	4,520,618	5,068,068
Granted	1,722,355	1,176,241	687,443
Cancelled	(268,072)	(125,958)	(182,918)
Exercised	(680,150)	(837,032)	(1,051,975)
Shares under option at end of year	5,508,002	4,733,869	4,520,618
Average price of outstanding options	$ 14.86	$ 14.47	$ 11.88
Exercisable at end of year	2,844,726	2,766,843	3,087,409

The following summarizes information about stock options outstanding as of December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Weighted-Avg. Remaining Contractual Life	Shares	Weighted-Avg. Exercise Price	Shares	Weighted-Avg. Exercise Price
$ 3.21 to $ 7.5625	4.32	1,145,991	$ 6.72	1,145,991	$ 6.72
11.10 to 19.85	7.71	2,873,290	14.45	921,234	15.00
20.00 to 32.55	7.19	1,488,721	21.93	777,501	22.63
Totals	6.86	5,508,002	$ 14.86	2,844,726	$ 13.75

For options granted during 2002, 2001, and 2000, the weighted-average fair value at date of grant was $8.48, $13.37, and $6.35 per option, respectively. Assuming that the Company had accounted for its stock-based employee compensations plans using the alternative fair value method, the Company's pro forma net income would have been $72,151,000, $76,703,000 and $16,275,000 and pro forma dilutive earnings per share would have been $0.74, $0.79, and $0.17 for 2002, 2001, and 2000, respectively.

The fair value of each option grant was estimated on the date of grant using a Black Scholes option pricing model with the following assumptions for 2002, 2001, and 2000, respectively; risk free interest rates of 3.82%, 5.5%, and 5.5%; expected lives of contracts of 3 to 10 years; and volatility of 51.0 percent, 52.6 percent, and 52.9 percent.

The Employee Stock Purchase Plan permits eligible employees to purchase common stock at a price equal to 85% of its fair market value at the lesser of the beginning or end of a six-month plan period. During the fiscal year ended December 31, 2002, the Company sold 328,846 shares under this plan.

During 1998, the Board of Directors authorized the repurchase, at management's discretion, of $20,000,000 of the Company's common stock. Under this program, the Company repurchased 1,424,700 shares at a cost of $15,330,000 during 1998.

Stockholder Rights Plan

During 2000, the Company adopted a stockholder rights plan ("Rights Plan"). As part of the Rights Plan, the Company's Board of Directors declared a dividend distribution of one preferred stock purchase right ("Right") for each share of the Company's Common Stock outstanding on December 4, 2000 and each new share issued subsequently.

The rights will become exercisable, with certain exceptions, upon the earlier to occur of (i) ten days following the announcement that a person or group has acquired or obtained the right to acquire beneficial ownership of 15% or more of the Company's Common Stock, or (ii) ten days following the announcement or commencement of a tender offer which would result in a person or group beneficially owning 15% or more of the Company's Common Stock.

Once exercisable, each Right will entitle its holder to purchase from the Company one one-hundredth of a share of a new series of the Company's Preferred Stock at a price of $75.00. If a person or group (other than L.E. Simmons and his affiliates) acquires beneficial ownership of 15% or more of the Company's outstanding Common Stock, each Right, once exercisable and excluding any Rights held by the acquiring person or group, will entitle its holder to purchase shares of Common Stock of the Company having a market value of two times the then current exercise price of the Right. In addition, if at any time after such an acquisition, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, each outstanding Right, once exercisable and excluding any Rights held by the acquiring person or group, will entitle its holder to purchase shares of Common Stock of the acquiring company having a market value of two times the then current exercise price of the Right.

Following the acquisition by a person or group of beneficial ownership of 15% or more of the Company's Common Stock and prior to an acquisition of the Company in a merger or other business combination transaction, a sale of 50% or more of the Company's consolidated assets or earning power or an acquisition of 50% or more of the Common Stock, the Board of Directors may exchange the Rights (other than rights held by the acquiring person or group), in whole or in part, at an exchange ratio of one share of Common Stock per Right.

Prior to the acquisition by a person or group of beneficial ownership of 15% or more of the Common Stock, the Rights are subject to redemption at the option of the Board of Directors at a price of $0.01 per Right. The Rights currently trade with the Company's Common Stock, have no voting or dividend rights and expire on December 4, 2010.

11. COMMITMENTS AND CONTINGENCIES

The Company is subject to legal proceedings for events which arise in the ordinary course of its business. In the opinion of management, the ultimate disposition of these matters will not have a material effect on the results of operations or financial position of the Company.

The Company leases certain facilities and equipment under operating leases that expire at various dates through 2082. These leases generally contain renewal options and require the lessee to pay maintenance, insurance, taxes and other operating expenses in addition to the minimum annual rentals. Rental expense related to operating leases approximated $33,305,000, $31,210,000, and $29,159,000 in 2002, 2001, and 2000, respectively.

Future minimum lease commitments under noncancellable operating leases with initial or remaining terms of one year or more at December 31, 2002 are payable as follows (in thousands):

2003	$ 23,341
2004	17,178
2005	11,527
2006	8,176
2007	5,505
Thereafter	22,072
Total future lease commitments	$ 87,799

12. BUSINESS SEGMENTS AND FOREIGN OPERATIONS

The Company is organized based on the products and services it offers. The Company reorganized into four principal business segments: Drilling Equipment Sales, Tubular Services, Drilling Services, and Coiled Tubing & Wireline Products.

Drilling Equipment Sales: This segment manufactures, sells, leases and repairs integrated systems and equipment for rotating and handling pipe on a drilling rig; including conventional drilling rig tools and equipment, including pipe handling tools, hoisting equipment and rotary equipment, pressure control and motion compensation equipment, and flow devices. This segment also sells after market spare parts and consumables for its drilling systems. Customers include oil and gas companies and drilling contractors.

Tubular Services: This segment provides internal coating products and services, inspection and quality assurance services for tubular goods and sucker rods. Additionally, Tubular Services includes the sale of fiberglass and composite tubing, and the sale and rental of proprietary equipment used to inspect tubular products at steel mills. Tubular Services also provides technical inspection services and quality assurance services for in-service pipelines used to transport oil and gas. Customers include major and independent oil and gas companies, national oil companies, drilling and workover contractors, oilfield equipment and product distributors, industrial plant operations, pipeline operators, and steel mills.

Drilling Services: This segment consists of the sale and rental of technical equipment used in, and the provision of services related to, the separation of drill cuttings (solids) from fluids used in the oil and gas drilling processes, and the sale of computer based drilling information and control systems, as well as conventional drilling rig instrumentation. Customers include major and independent oil and gas companies, national oil companies, and drilling contractors.

Coiled Tubing & Wireline Products: This segment consists of the sale of highly-engineered coiled tubing equipment, pressure control equipment, coiled tubing pipe, pressure pumping, wireline and related tools to companies engaged in providing oil and gas well drilling, completion and remediation services. Customers include major oil and gas coiled tubing service companies, as well as major oil companies and large independents.

The accounting policies of the segments are the same as those described in Note 2 to the consolidated financial statements. The Company evaluates the performance of its operating segments at the operating profit level which consists of income before interest expense (income), other expense (income), nonrecurring items and income taxes. Intersegment sales and transfers are not significant.

Summarized information for the Company's reportable segments is contained in the following table. Other Unallocated includes corporate related expenses and certain goodwill and identified intangible amortization not allocated to product lines. Operating profit excludes transaction costs of $3,658,000 (2002) associated with the acquisition of substantially all of the oilfield services business of ICO and $2,829,000 (2002) associated with the early termination of certain employment contracts in conjunction with the 2000 Merger, litigation costs of $16,500,000 (2001), merger and transaction costs of $26,570,000 (2000) associated with the Merger.

	Drilling Equipment Sales	Tubular Services	Drilling Services	Coiled Tubing & Wireline Products	Other Unallocated	Total
			(in thousands)			
2002						
Revenue	$ 486,695	$ 355,966	$ 278,617	$ 213,786	$ —	$1,335,064
Operating profit	71,630	54,405	50,476	39,455	(53,414)	162,552
Total assets	388,414	559,284	380,141	245,411	87,810	1,661,060
Goodwill	15,911	194,011	96,800	111,937	—	418,659
Capital expenditures	15,313	11,717	17,987	2,265	2,095	49,377
Depreciation and amortization	13,539	16,807	21,028	4,277	3,595	59,246
2001						
Revenue	$ 395,550	$ 352,624	$ 314,272	$ 205,363	$ —	$1,267,809
Operating profit	39,162	67,740	70,502	44,902	(47,680)	174,626
Total assets	324,741	404,653	403,984	253,246	42,486	1,429,110
Goodwill	15,911	103,140	94,903	111,171	—	325,125
Capital expenditures	13,992	12,645	34,248	3,408	1,541	65,834
Depreciation and amortization	16,168	15,783	21,791	4,623	9,535	67,900
2000						
Revenue	$ 283,360	$ 248,099	$ 250,229	$ 84,927	$ —	$ 866,615
Operating profit	30,193	39,666	39,673	13,895	(35,946)	87,481
Total assets	223,369	377,980	351,243	106,675	17,715	1,076,982
Goodwill	6,238	108,083	85,892	38,428	—	238,641
Capital expenditures	9,750	11,178	22,413	999	1,123	45,463
Depreciation and amortization	14,966	13,221	20,345	1,722	6,264	56,518

The following table represents revenues by country or geographic region based on the location of the use of the product or service:

	2002	2001	2000
		(in thousands)	
U.S.	$ 579,400	$ 527,060	$ 351,252
Canada	90,255	102,817	66,916
Latin America	135,173	167,253	140,589
United Kingdom	90,229	86,163	55,056
Other Europe	135,796	153,916	89,781
Far East	142,618	100,274	75,330
Other	161,593	130,326	87,691
Total	$ 1,335,064	$ 1,267,809	$ 866,615

The following table represents the net book value of property and equipment based on the location of the assets:

	2002	2001	2000
		(in thousands)	
U.S.	$ 264,236	$ 224,118	$ 195,695
Latin America	45,955	48,468	47,368
Canada	49,602	43,006	25,886
United Kingdom	47,290	48,226	38,983
Netherlands	8,535	9,278	9,842
Other Europe	12,964	12,491	13,014
Far East	16,827	13,213	11,966
Middle East	4,722	1,616	919
Total	$ 450,131	$ 400,416	$ 343,673

13. CONDENSED CONSOLIDATING FINANCIAL INFORMATION

On November 19, 2002, the Company issued $150 million of 5.5% Senior Notes due 2012 ("2012 Notes"). The 2012 Notes are fully and unconditionally guaranteed, on a joint and several basis, by certain direct wholly-owned subsidiaries of the Company. Each of the guarantees is an unsecured obligation of the guarantor and ranks *pari passu* with the guarantees provided by and the obligations of such guarantor subsidiaries under the credit agreement, 2011 Notes, 2008 Notes, and with all existing and future unsecured indebtedness of such guarantor for borrowed money that is not, by its terms, expressly subordinated in right of payment to such guarantee.

On May 1, 2001, the Company issued $200.0 million of 7 1/4% Senior Notes due 2011 ("2011 Notes"). The 2011 Notes are fully and unconditionally guaranteed, on a joint and several basis, by certain wholly-owned subsidiaries of the Company. Each of the guarantees is an unsecured obligation of the guarantor and ranks *pari passu* with the guarantees provided by and the obligations of such guarantor subsidiaries under the credit facility, the 2012 Notes, the 2008 Notes, and with all existing and future unsecured indebtedness of such guarantor for borrowed money that is not, by its terms, expressly subordinated in right of payment to such guarantee.

On February 25, 1998, the Company issued $100 million of 7 1/2% Senior Notes due 2008 ("2008 Notes"). The 2008 Notes are fully and unconditionally guaranteed, on a joint and several basis, by certain wholly-owned subsidiaries of the Company. Each of the guarantees is an unsecured obligation of the guarantor and ranks *pari passu* with the guarantees provided by and the obligations of such guarantor subsidiaries under the Senior credit agreement, 2012 Notes and the 2011 Notes, and with all existing and future unsecured indebtedness of such guarantor for borrowed money that is not, by its terms, expressly subordinated in right of payment to such guarantee.

The following condensed consolidating balance sheets as of December 31, 2002 and 2001 and the related condensed consolidating statements of income and cash flows for each of the three years in the period ended December 31, 2002 should be read in conjunction with the notes to these consolidated financial statements.

	Year Ended December 31, 2002				
	Varco International, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(In thousands)		
CONDENSED CONSOLIDATING BALANCE SHEET					
Current assets:					
Cash and cash equivalents	$ 4,221	$ 63,547	$ 38,229	$ —	$ 105,997
Accounts receivable, net	272,340	1,147,297	1,072,233	(2,168,414)	323,456
Inventory, net	—	193,787	86,171	—	279,958
Other current assets	—	26,057	12,510	—	38,567
Total current assets	276,561	1,430,688	1,209,143	(2,168,414)	747,978
Investment in subsidiaries	1,228,861	521,277	—	(1,750,138)	—
Property and equipment, net	—	304,013	146,118	—	450,131
Identifiable intangibles, net	—	29,160	3,758	—	32,918
Goodwill, net	—	285,788	132,871	—	418,659
Other assets, net	3,860	3,689	3,825	—	11,374
Total assets	$ 1,509,282	$ 2,574,615	$ 1,495,715	$ (3,918,552)	$ 1,661,060
Current liabilities:					
Accounts payable	$ 118,009	$ 1,244,406	$ 896,603	$ (2,168,414)	$ 90,604
Accrued liabilities	6,264	66,831	38,335	—	111,430
Income taxes	—	9,348	(96)	—	9,252
Current portion of long-term debt	—	2,353	4,692	—	7,045
Total current liabilities	124,273	1,322,938	939,534	(2,168,414)	218,331
Long-term debt	449,839	6,191	4,853	—	460,883
Pension liabilities	14,888	—	10,011	—	24,899
Deferred taxes payable	—	15,919	19,333	—	35,252
Other liabilities	—	706	707	—	1,413
Total liabilities	589,000	1,345,754	974,438	(2,168,414)	740,778
Common stock	984	—	—	—	984
Paid in capital	525,782	720,068	254,917	(974,985)	525,782
Retained earnings	427,355	509,851	283,811	(793,662)	427,355
Cumulative translation adjustment	(18,509)	(1,058)	(17,451)	18,509	(18,509)
Treasury stock	(15,330)	—	—	—	(15,330)
Total common stockholders' equity	920,282	1,228,861	521,277	(1,750,138)	920,282
Total liabilities and equity	$ 1,509,282	$ 2,574,615	$ 1,495,715	$ (3,918,552)	$ 1,661,060

	Year Ended December 31, 2001				
	Varco International, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(In thousands)		
CONDENSED CONSOLIDATING BALANCE SHEET					
Current assets:					
Cash and cash equivalents	$ 5,562	$ 25,137	$ 26,800	$ —	$ 57,499
Accounts receivable, net	274,127	609,398	883,931	(1,425,420)	342,036
Inventory, net	—	167,157	62,521	—	229,678
Other current assets	—	27,516	6,476	—	33,992
Total current assets	279,689	829,208	979,728	(1,425,420)	663,205
Investment in subsidiaries	984,501	456,972	—	(1,441,473)	—
Property and equipment, net	—	267,819	132,597	—	400,416
Identifiable intangibles, net	—	29,586	1,136	—	30,722
Goodwill, net	—	192,822	132,313	—	325,135
Other assets, net	5,420	3,386	826	—	9,632
Total assets	$ 1,269,610	$ 1,779,793	$ 1,246,600	$ (2,866,893)	$ 1,429,110
Current liabilities:					
Accounts payable	$ 117,995	$ 697,155	$ 712,829	$ (1,425,420)	$ 102,559
Accrued liabilities	5,255	61,694	35,366	—	102,315
Income taxes	—	16,716	10,936	—	27,652
Current portion of long-term debt	—	3,058	4,019	—	7,077
Total current liabilities	123,250	778,623	763,150	(1,425,420)	239,603
Long-term debt	300,642	7,362	7,533	—	315,537
Pension liabilities	17,404	—	8,430	—	25,834
Deferred taxes payable	—	9,307	9,297	—	18,604
Other liabilities	—	—	1,218	—	1,218
Total liabilities	441,296	795,292	789,628	(1,425,420)	600,796
Common stock	974	—	—	—	974
Paid in capital	514,137	579,352	244,777	(824,129)	514,137
Retained earnings	347,548	405,149	231,210	(636,359)	347,548
Cumulative translation adjustment	(19,015)	—	(19,015)	19,015	(19,015)
Treasury stock	(15,330)	—	—	—	(15,330)
Total common stockholders' equity	828,314	984,501	456,972	(1,441,473)	828,314
Total liabilities and equity	$ 1,269,610	$ 1,779,793	$ 1,246,600	$ (2,866,893)	$ 1,429,110

	Year Ended December 31, 2002				
	Varco International, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(In thousands)		
CONDENSED CONSOLIDATING STATEMENT OF INCOME					
Revenue	$ —	$ 953,398	$ 551,904	$ (170,238)	$ 1,335,064
Cost of sales	—	707,558	414,737	(170,238)	952,057
Selling, general and administrative	—	115,607	47,776	—	163,383
Research and engineering costs	—	50,740	6,332	—	57,072
Merger, transaction, and litigation costs	—	6,292	195	—	6,487
Total costs	—	880,197	469,040	(170,238)	1,178,999
Operating profit	—	73,201	82,864	—	156,065
Other expenses (income)	1,339	(182)	6,521	—	7,678
Interest expense	23,556	661	1,391	—	25,608
Income (loss) before income taxes	(24,895)	72,722	74,952	—	122,779
Provision for income taxes	—	20,621	22,351	—	42,972
Equity in net income of subsidiaries	104,702	52,601	—	(157,303)	—
Net income	$ 79,807	$ 104,702	$ 52,601	$ (157,303)	$ 79,807

	Year Ended December 31, 2001				
	Varco International, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(In thousands)		
CONDENSED CONSOLIDATING STATEMENT OF INCOME					
Revenue	$ —	$ 943,231	$ 485,548	$ (160,970)	$ 1,267,809
Cost of sales	—	700,382	344,403	(160,970)	883,815
Amortization of goodwill	—	5,348	5,109	—	10,457
Selling, general and administrative	—	110,710	41,566	—	152,276
Research and engineering costs	—	41,362	5,273	—	46,635
Merger, transaction, and litigation costs	—	16,500	—	—	16,500
Total costs	—	874,302	396,351	(160,970)	1,109,683
Operating profit	—	68,929	89,197	—	158,126
Other expenses	926	1,947	1,382	—	4,255
Interest expense	19,724	949	1,103	—	21,776
Income (loss) before income taxes	(20,650)	66,033	86,712	—	132,095
Provision for income taxes	—	24,647	24,480	—	49,127
Equity in net income of subsidiaries	103,618	62,232	—	(165,850)	—
Net income	$ 82,968	$ 103,618	$ 62,232	$ (165,850)	$ 82,968

	Year Ended December 31, 2000				
	Varco International, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(In thousands)		
CONDENSED CONSOLIDATING STATEMENT OF INCOME					
Revenue	$ —	$ 599,683	$ 377,444	$ (110,512)	$ 866,615
Cost of sales	—	464,424	254,988	(100,810)	618,602
Amortization of goodwill	—	3,980	4,464	—	8,444
Selling, general and administrative	—	69,816	50,126	—	119,942
Research and engineering costs	—	27,707	4,439	—	32,146
Merger, transaction, and litigation costs	—	23,875	2,695	—	26,570
Total costs	—	589,802	316,712	(100,810)	805,704
Operating profit	—	9,881	60,732	(9,702)	60,911
Other expenses (income)	5,785	4,017	(318)	(9,702)	(218)
Interest expense	13,333	1,437	512	—	15,282
Income (loss) before income taxes	(19,118)	4,427	60,538	—	45,847
Provision for income taxes	—	8,391	16,401	—	24,792
Equity in net income of subsidiaries	40,173	44,137	—	(84,310)	—
Net income	$ 21,055	$ 40,173	$ 44,137	$ (84,310)	$ 21,055

	Year Ended December 31, 2002				
	Varco International, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(In thousands)		
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS					
Net cash provided by (used for) operating activities	$ (23,041)	$ 215,128	$ 49,354	$(139,658)	$ 101,783
Net cash provided by (used for) investing activities:					
Capital expenditures	—	(29,924)	(19,453)	—	(49,377)
Business acquisitions, net of cash acquired	—	(139,376)	(12,987)	—	(152,363)
Investments in subsidiaries	(139,658)	—	—	139,658	—
Other	—	—	(593)	—	(593)
Net cash provided by (used for) investing activities	(139,658)	(169,300)	(33,033)	139,658	(202,333)
Net cash provided by (used for) financing activities:					
Net borrowings (payments) under financing agreements	152,201	(7,418)	(5,563)	—	139,220
Debt issue costs	(1,732)	—	—	—	(1,732)
Proceeds from cash flow hedge	1,346	—	—	—	1,346
Net proceeds from sale of common stock, net	9,543	—	—	—	9,543
Net cash provided by (used for) financing activities	161,358	(7,418)	(5,563)	—	148,377
Effect of exchange rate changes on cash	—	—	671	—	671
Net increase (decrease) in cash and cash equivalents	(1,341)	38,410	11,429	—	48,498
Cash and cash equivalents:					
Beginning of period	5,562	25,137	26,800	—	57,499
End of period	$ 4,221	$ 63,547	$ 38,229	$ —	$ 105,997

	Year Ended December 31, 2001				
	Varco International, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(In thousands)		
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS					
Net cash provided by (used for) operating activities	$ (38,262)	$ 196,610	$ 70,023	$ (144,376)	$ 83,995
Net cash provided by (used for) investing activities:					
Capital expenditures	—	(38,566)	(27,268)	—	(65,834)
Business acquisitions, net of cash acquired	—	(109,290)	(36,663)	—	(145,953)
Investments in subsidiaries	(144,376)	—	—	144,376	—
Other	—	—	(1,121)	—	(1,121)
Net cash provided by (used for) investing activities	(144,376)	(147,856)	(65,052)	144,376	(212,908)
Net cash provided by (used for) financing activities:					
Net payments under financing agreements	178,068	(20,888)	7,588	—	164,768
Net proceeds from sale of common stock	10,132	—	—	—	10,132
Net cash provided by (used for) financing activities	188,200	(20,888)	7,588	—	174,900
Effect of exchange rate changes on cash	—	—	(664)	—	(664)
Net increase in cash and cash equivalents	5,562	27,866	11,895	—	45,323
Cash and cash equivalents:					
Beginning of period	—	(2,729)	14,905	—	12,176
End of period	$ 5,562	$ 25,137	$ 26,800	$ —	$ 57,499

	Year Ended December 31, 2000				
	Varco International, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(In thousands)		
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS					
Net cash provided by (used for) operating activities	$ 55,689	$ (26,395)	$ 37,231	$ 15,262	$ 81,787
Net cash provided by (used for) investing activities:					
Capital expenditures	—	(21,420)	(24,043)	—	(45,463)
Business acquisitions, net of cash acquired	—	(15,423)	(6,262)	—	(21,685)
Investments in subsidiaries	15,262	—	—	(15,262)	—
Other	—	—	2,276	—	2,276
Net cash provided by (used for) investing activities	15,262	(36,843)	(28,029)	(15,262)	(64,872)
Net cash used for financing activities:					
Net payments under financing agreements	(81,000)	(13,935)	(1,832)	—	(96,767)
Net proceeds from sale of common stock	10,049	—	—	—	10,049
Net cash used for financing activities	(70,951)	(13,935)	(1,832)	—	(86,718)
Effect of exchange rate changes on cash	—	—	(1,138)	—	(1,138)
Net increase (decrease) in cash and cash equivalents	—	(77,173)	6,232	—	(70,941)
Cash and cash equivalents:					
Beginning of period	—	74,444	8,673	—	83,117
End of period	$ —	$ (2,729)	$ 14,905	$ —	$ 12,176

14. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly financial information for 2002, 2001, and 2000 is as follows:

	Revenue	Operating Profit (Loss)	Net Income (Loss)	Basic Earnings (Loss) Per Common Share	Dilutive Earnings (Loss) Per Common Share
	(In thousands, except for share data)				
2002					
First Quarter	$ 315,783	$ 38,780	$ 19,162	$ 0.20	$ 0.20
Second Quarter	335,896	42,615	20,860	0.22	0.21
Third Quarter	329,366	36,586	18,682	0.19	0.19
Fourth Quarter	354,019	38,084	21,103	0.22	0.22
Total Year	$1,335,064	$ 156,065	$ 79,807	$ 0.83	$ 0.82
2001					
First Quarter	$ 274,213	$ 36,644	$ 19,127	$ 0.20	$ 0.20
Second Quarter	303,875	25,940	11,747	0.12	0.12
Third Quarter	327,472	46,334	24,898	0.26	0.26
Fourth Quarter	362,249	49,208	27,196	0.28	0.28
Total Year	$1,267,809	$ 158,126	$ 82,968	$ 0.87	$ 0.86
2000					
First Quarter	$ 203,775	$ 18,602	$ 8,768	$ 0.10	$ 0.09
Second Quarter	205,821	(7,233)	(12,593)	(0.14)	(0.14)
Third Quarter	211,393	21,141	10,815	0.12	0.11
Fourth Quarter	245,626	28,401	14,065	0.15	0.15
Total Year	$ 866,615	$ 60,911	$ 21,055	$ 0.23	$ 0.22

During the first quarter of 2002, the Company incurred reorganization costs of $2,829,000 for early termination of employment agreements for several senior executives arising from the Merger in 2000. The Company recorded transaction costs as a result of the acquisition of substantially all of the oilfield services business of ICO of $2,369,000 and $1,289,000 in the third and fourth quarters, respectively, of 2002. During the second quarter of 2001, the Company engaged in a court ordered mediation and as a result recorded a $16,500,000 charge concerning a patent litigation matter, which has subsequently been settled. In connection with the Merger in 2000, the Company incurred $26,570,000 of transaction costs during the following quarters of 2000: $23,596,000 (second quarter), $1,164,000 (third quarter), and $1,810,000 (fourth quarter).

The Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), effective January 1, 2002. The effects of not amortizing goodwill and other intangible assets in periods prior to the adoption of SFAS 142 would have resulted in an increase in quarterly net income of approximately $2.6 million ($.03 per share) in 2001 and approximately $2.1 million ($.02 per share) in 2000.

PRICE RANGE OF COMMON STOCK

Holders of Varco's common stock are certified to such dividends as may be declared from time to time by Varco's Board of Directors out of funds legally available therefore. Varco has not declared or paid any dividends on its common stock since its inception and does not currently plan to declare or pay any dividends.

	2002		2001	
	High	Low	High	Low
1st Quarter	20.10	13.25	24.70	17.88
2nd Quarter	21.73	17.54	24.70	18.40
3rd Quarter	18.60	13.55	18.75	10.92
4th Quarter	18.91	14.94	16.20	11.65

The closing price of Varco's common stock on March 7, 2003 was $19.05 and the approximate number of stockholders of record was 1,170.

DIVIDEND POLICY

Holders of Varco's common stock are entitled to such dividends as may be declared from time to time by Varco's Board of Directors out of funds legally available therefore. Varco has not declared or paid any dividends on its common stock since its inception and does not currently plan to declare or pay any dividends.

Varco, Tuboscope, Brandt, and Truscope are registered trademarks of Varco I/P Reg. U.S. Patent & Trademark Office.

Bradon Industries, Albin Enterprises, MIL, Quality Tubing, Elmar Group, Fibercast, Chimo Equipment, e-drill, V-ICIS, and THOR are trademarks of Varco I/P.

FlexRig is a trademark of Helmerich & Payne International Drilling Co.

Copyright 2003, Varco International, Inc. All rights reserved.

FORM 10-K REPORT

Stockholders and others desiring a copy of the 2002 Form 10-K annual report filed with the Securities and Exchange Commission can receive it free of charge by addressing a request to:

Corporate Secretary
Varco International, Inc.
2000 West Sam Houston Parkway South
Suite 1700
Houston, Texas 77042
281.953.2200

or alternately the 10-K can be viewed and printed on the Varco web site: www.varco.com

INDEPENDENT AUDITORS

Ernst & Young LLP
Five Houston Center
1401 McKinney, Suite 1200
Houston, Texas 77010
713.750.1500

TRANSFER AGENT AND REGISTRAR

Mellon Investor Services LLC
600 N. Pearl Street, Suite 1010
Plaza of the Americas
Dallas, Texas 75201-2884
214.922.4400

For up-to-date information on Varco International, Inc., shareholders may access the Varco homepage at www.varco.com

CORPORATE DIRECTORY

BOARD OF DIRECTORS

George Boyadjieff
Chairman of the Board
Varco International, Inc.

George S. Dotson
President
Helmerich & Payne International Drilling Co.

Andre R. Horn
Retired Chairman of the Board
Joy Manufacturing Co., Inc.

Richard A. Kertson
Retired Chief Financial Officer
Varco International, Inc.

John F. Lauletta
President and Chief Executive Officer
Varco International, Inc.

Eric L. Mattson
Former Chief Financial Officer
Netrail, Inc. and Baker Hughes Incorporated

L.E. Simmons
President
SCF Partners

Jeffery A. Smisek
Executive Vice President
Continental Airlines, Inc.

Douglas E. Swanson
President and Chief Executive Officer
Oil States International, Inc.

Eugene R. White
Retired Chairman of the Board
Amdahl Corporation

James D. Woods
Chairman Emeritus of
Baker Hughes Incorporated

OFFICERS

George Boyadjieff
Chairman of the Board

John F. Lauletta
President and Chief Executive Officer

Joseph C. Winkler
Executive Vice President and
Chief Operating Officer
President, Varco Drilling Equipment

James F. Maroney, III
Vice President, Secretary and
General Counsel



Board of Directors (front row, left to right): Andre R. Horn, John F. Lauletta and L.E. Simmons; (middle row, left to right): Jeffery A. Smisek, James D. Woods and George Boyadjieff; (back row, left to right): Eugene R. White, George S. Dotson, Richard A. Kertson and Eric L. Mattson. Not pictured: Douglas E. Swanson.

Kenneth L. Nibling
Vice President, Human Resources and Administration

Haynes B. Smith, III
President, Varco Services

Clay C. Williams
Vice President and Chief Financial Officer

DESIGN: ARTISAN FIELD INC., HOUSTON



VARCO INTERNATIONAL, INC.
2000 W. Sam Houston Parkway South
Suite 1700
Houston, Texas 77042
Phone: 281.953.2200

www.varco.com